Exhibit (a)(1)(A)

Offer to Purchase for Cash

by

UNIVERSAL TRUCKLOAD SERVICES, INC.

of

Up to 1,000,000 Shares of its Common Stock

at a Purchase Price Not Greater Than $23.50 nor Less Than $21.50 Per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE

AT 12:00 MIDNIGHT, EASTERN TIME, ON JULY 8, 2015

UNLESS THE OFFER IS EXTENDED.

Universal Truckload Services, Inc., a Michigan corporation (the “Company,” “we,” or “us”), is offering to purchase up to 1,000,000 shares of its common stock, no par value (the “common stock”), at a price not greater than $23.50 nor less than $21.50 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in this Offer to Purchase and the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”). Unless the context otherwise requires, all references to shares shall refer to the common stock of the Company.

Upon the terms and subject to the conditions of the Offer, we will determine a single per-share price, not greater than $23.50 nor less than $21.50 per share, net to the seller in cash, less any applicable withholding taxes and without interest, that we will pay for shares properly tendered and not properly withdrawn in the Offer, taking into account the total number of shares tendered and the prices specified by tendering shareholders. After the Offer expires, we will look at the prices chosen by shareholders for all of the shares properly tendered. We will then select the lowest purchase price (in multiples of $0.50) within the price range specified above that will allow us to buy 1,000,000 shares. If fewer than 1,000,000 shares are properly tendered subject to the conditions of the Offer, we will select the price that will allow us to buy all the shares that are properly tendered and not properly withdrawn. All shares we acquire in the Offer will be acquired at the same purchase price regardless of whether the shareholder tendered at a lower price. We will return shares tendered at prices in excess of the purchase price that we determine and shares that we do not purchase because of proration to the tendering shareholders at our expense promptly after the Offer expires. See Section 3.

Subject to certain limitations and legal requirements, we reserve the right to accept for payment, according to the terms and conditions of this Offer, up to an additional 2% of our outstanding shares (or approximately 599,605 additional shares) for a total of approximately 1,599,605 shares. See Sections 1 and 14.

The Offer is not conditioned upon the receipt of financing or any minimum number of shares being tendered. The Offer is, however, subject to certain other conditions. See Section 6.

The shares are listed and traded on the Nasdaq Global Select Market (“NASDAQ”) under the symbol “UACL.” On June 5, 2015, the reported closing price of the shares on NASDAQ was $21.09 per share. Shareholders are urged to obtain current market quotations for the shares. See Section 7.

Our Board of Directors has approved the Offer. However, neither the Company, nor its Board of Directors, the Depositary or the Information Agent is making any recommendation to you as to whether to tender or refrain from tendering your shares or as to the purchase price or purchase prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them. In doing so, you should read carefully the information in this Offer to Purchase and in the related Letter of Transmittal, including our reasons for making the Offer. See Section 2.

Our directors and executive officers are entitled to participate in the Offer on the same basis as all other shareholders. The Chairman of our Board of Directors, Mr. Matthew T. Moroun, and his father, Mr. Manuel J. Moroun, who is also a director, have advised us that, although no final decision has been made, they may tender up to an aggregate of 1,600,000 shares that they beneficially own in the Offer, including shares held by each of them individually and shares held by the Manuel J. Moroun Revocable Trust U/A/D 3/24/77, as amended and restated on December 22, 2004 (the “Manuel J. Moroun Revocable Trust”). Messrs. Matthew T. Moroun and Manuel J. Moroun and the Manuel J. Moroun Revocable Trust are sometime referred to herein collectively as the “Morouns”. The Morouns beneficially own approximately 72% of the outstanding shares of our common stock. In addition, our former Chief Executive Officer and current director, Mr. H.E. “Scott” Wolfe, has advised us that, although no final decision has been made, he may tender up to 2,500 shares that he beneficially owns in the Offer. All of our other directors and executive officers have advised us that they do not intend to tender any of their shares in the Offer. See Section 10.

If the Morouns and Mr. Wolfe properly tender all of the shares which they have indicated they may tender in this Offer, the Offer will be oversubscribed, even if we exercise our right to increase the number of shares accepted for payment by up to an additional 2% of our outstanding shares (or approximately 599,605 additional shares). In such circumstance, the price(s) at which the Morouns and Mr. Wolfe tender their shares could determine the price at which all of the shares accepted for payment are purchased. Additionally, if the Offer is oversubscribed, we will purchase shares on a pro rata basis from all shareholders who properly tender shares at or below the purchase price we determine. See Section 1. Therefore, if you wish to maximize the chance that your shares will be purchased and wish to maximize the number of your shares accepted for payment, you should tender as many shares as you own and are willing to sell in the Offer and select the option to tender your shares at the “Price Determined Under the Offer” indicating that you will accept the purchase price we determine.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or passed upon the merits or fairness of such transaction or passed upon the adequacy or accuracy of the information contained in this Offer to Purchase. Any representation to the contrary is a criminal offense.

IMPORTANT

If you desire to tender all or any portion of your shares, you should either:

(1) (a) if you hold certificates in your own name, complete and sign the Letter of Transmittal in accordance with the instructions to the Letter of Transmittal, have your signature on the Letter of Transmittal guaranteed if Instruction 1 to the Letter of Transmittal so requires, and mail or deliver the Letter of Transmittal, together with any other required documents, including the share certificates, to the Depositary (as defined herein), at one of its addresses shown on the Letter of Transmittal, or

(b) if you are an institution participating in The Depository Trust Company, tender the shares in accordance with the procedure for book-entry transfer set forth in Section 3; or

(2) if you have shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact the nominee if you desire to tender those shares and request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you.

If you desire to tender shares and your certificates for those shares are not immediately available or the procedure for book-entry transfer cannot be completed on a timely basis, or time will not permit all required documents to reach the Depositary prior to the Expiration Time (as defined herein), your tender may be effected by following the procedure for guaranteed delivery set forth in Section 3.

To properly tender shares, you must validly complete the Letter of Transmittal, including the section relating to the price at which you are tendering shares.

If you wish to maximize the chance that your shares will be purchased at the purchase price determined by us, you should check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Under the Offer.” If you agree to accept the purchase price determined in the Offer, your shares will be deemed to be tendered at the minimum price of $21.50 per share.

Questions and requests for assistance may be directed to Georgeson Inc., the Information Agent for the Offer, at its address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the related Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent.

We are not making the Offer to, and will not accept any tendered shares from, shareholders in any jurisdiction where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to make this Offer to shareholders in any such jurisdiction.

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your shares or as to the purchase price or purchase prices at which you may choose to tender your shares in the Offer. You should rely only on the information contained in this Offer to Purchase or to which we have referred you. We have not authorized anyone to provide you with information or to make any representation in connection with the Offer other than those contained in this Offer to Purchase or in the related Letter of Transmittal. If anyone makes any recommendation or gives any information or representation, you must not rely upon that recommendation, information or representation as having been authorized by us, the Depositary or the Information Agent.

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SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience. The Company is at times referred to as “we,” “our” or “us.” We refer to the shares of our common stock as the “shares.” This summary term sheet highlights certain material information in this Offer to Purchase, but you should realize that it does not describe all of the details of the Offer to the same extent described in this Offer to Purchase. We urge you to read the entire Offer to Purchase and the related Letter of Transmittal because they contain the full details of the Offer. We have included references to the sections of this Offer to Purchase where you will find a more complete discussion where helpful.

Who is offering to purchase my shares?

Universal Truckload Services, Inc.

What is the Company offering to purchase?

We are offering to purchase up to 1,000,000 shares of our common stock, no par value. See Section 1.

What will the purchase price for the shares be and what will be the form of payment?

We are conducting the Offer through a procedure commonly called a modified “Dutch Auction.”

This procedure allows you to select the price (in multiples of $0.50) within a price range specified by us at which you are willing to sell your shares.

The price range for the Offer is $21.50 to $23.50 per share. After the Offer expires, we will look at the prices chosen by shareholders for all of the shares properly tendered. We will then select the lowest purchase price (in multiples of $0.50) that will allow us to buy 1,000,000 shares. If fewer than 1,000,000 shares are properly tendered, subject to the conditions of the Offer, we will select the price that will allow us to buy all the shares that are properly tendered and not properly withdrawn.

All shares we purchase will be purchased at the same price, even if you have selected a lower price, but we will not purchase any shares above the purchase price we determine.

If your shares are purchased in the Offer, we will pay you the purchase price in cash, less any applicable withholding taxes and without interest, promptly after the Offer expires. See Sections 1 and 5. Under no circumstances will we pay interest on the purchase price, even if there is a delay in making payment.

What happens if fewer than 1,000,000 shares are tendered?

The Offer is not conditioned on any minimum number of shares being tendered. If fewer than 1,000,000 shares are properly tendered, subject to the conditions of the Offer, we will purchase all shares that are properly tendered and not properly withdrawn.

What happens if more than 1,000,000 shares are tendered at or below the purchase price?

Subject to certain limitations and legal requirements, we reserve the right to accept for payment, according to the terms and conditions of this Offer, up to an additional 2% of our outstanding shares (or approximately 599,605 additional shares). Thus, if this right is exercised, we may purchase up to approximately 1,599,605 shares in the Offer, In exercising this right, we may increase the purchase price to allow us to purchase all such additional shares.

If more than 1,000,000 shares (or such greater number of shares as we may elect to accept for payment, subject to applicable law) are properly tendered at or below the purchase price and not properly withdrawn prior to the Expiration Time, we will purchase shares, subject to the terms of the Offer, from all shareholders who properly tender shares at or below the purchase price we determine, on a pro rata basis. If we do not exercise our right to accept a greater number for purchase, we will purchase 1,000,000 shares, on a pro rata basis, from among all shares tendered at or below the purchase price we determine. If we exercise our right to accept for purchase more than 1,000,000 shares, we will purchase such larger number of shares (up to a maximum of approximately 599,605 shares), on a pro rata basis, from among all shares tendered at or below the purchase price we determine. Because of the proration provision described above, we may not purchase all of the shares that you tender even if you tender them at or below the purchase price. See Section 1.

How can I maximize the chance that my shares will be purchased?

If you wish to maximize the chance that your shares will be purchased, you should check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Under the Offer” indicating that you will accept the purchase price we determine. If you agree to accept the purchase price determined in the Offer, your shares will be deemed to be tendered at the minimum price of $21.50 per share.

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You may tender all or any portion of the shares you own, even if the number of shares you own exceeds the number of shares we may accept for purchase in the Offer. If more than 1,000,000 shares (or such greater number of shares as we may elect to accept for payment, subject to applicable law) are properly tendered at or below the purchase price and not properly withdrawn prior to the Expiration Time, we will purchase shares, subject to the terms of the Offer, from all shareholders who properly tender shares at or below the purchase price we determine, on a pro rata basis. Therefore, if you wish to maximize the number of your shares accepted for payment, you should tender as many shares as you own and are willing to sell.

How will the Company pay for the shares?

Assuming that the maximum of 1,000,000 shares are tendered in the Offer at the maximum purchase price of $23.50 per share, the aggregate purchase price will be approximately $23.5 million. Assuming that an additional amount of shares above the maximum of 1,000,000 shares are tendered in the Offer at the maximum purchase price of $23.50 per share and we exercise our right to purchase an additional number of shares up to 2% of our outstanding shares (or approximately 599,605 additional shares), the aggregate purchase price will be approximately $37.6 million. We anticipate that we will pay for the shares tendered in the Offer from funds borrowed under our existing line of credit and from our available cash, cash equivalents and short-term investments.

How long do I have to tender my shares? Can the Offer be extended, amended or terminated?

You may tender your shares until the Offer expires. The Offer will expire at the end of the day, 12:00 Midnight, Eastern Time, on July 8, 2015, unless we extend it. See Section 1. If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely the nominee has established an earlier deadline for you to act to instruct the nominee to accept the Offer on your behalf. We urge you to contact the broker, dealer, commercial bank, trust company or other nominee to find out the nominee’s deadline.

We may choose to extend the Offer at any time and for any reason, subject to applicable laws. See Section 14. We cannot assure you that we will extend the Offer or indicate the length of any extension that we may provide. If we extend the Offer, we will delay the acceptance of any shares that have been tendered. We can amend the Offer in our sole discretion at any time prior to the Expiration Time (as defined herein). We can also terminate the Offer prior to the Expiration Time if the conditions set forth in Section 6 are not met. See Sections 6 and 14.

How will I be notified if the Company extends the Offer or amends the terms of the Offer?

If we extend the Offer, we will issue a press release announcing the extension and the new Expiration Time by 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Time. We will announce any amendment to the Offer by making a public announcement of the amendment. See Section 14.

What is the purpose of the Offer?

On June 5, 2015, our Board of Directors approved a tender offer for 1,000,000 shares of our common stock, plus an additional amount of shares up to 2% of our total outstanding shares (or approximately 599,605 additional shares), for a total of approximately 1,599,605 shares, which we may accept for payment in the Offer, subject to certain limitations and legal requirements. Our Board of Directors has determined that the Offer is a prudent use of our financial resources and presents an appropriate balance between meeting the needs of our business and delivering value to our shareholders. Our Board of Directors determined that a cash tender offer is an appropriate mechanism to return capital to shareholders that seek liquidity under current market conditions while, at the same time, allowing shareholders who do not participate in the tender offer to share in a higher portion of our future potential.

We believe that the modified “Dutch Auction” tender offer set forth in this Offer to Purchase represents a mechanism to provide all of our shareholders with the opportunity to tender all or a portion of their shares and, thereby, receive a return of their investment if they so elect. The Offer provides shareholders (particularly those who, because of the size of their shareholdings, might not be able to sell their shares without potential disruption to the share price) with an opportunity to obtain liquidity with respect to all or a portion of their shares, without potential disruption to the share price and the usual transaction costs associated with market sales. In addition, if we complete the Offer, shareholders who do not participate in the Offer will automatically increase their relative percentage ownership interest in us and our future operations at no additional costs to them.

The Offer also provides our shareholders with an efficient way to sell their shares without incurring broker’s fees or commissions associated with open market sales.

What are the significant conditions to the Offer?

Our obligation to accept and pay for your tendered shares depends upon a number of conditions that must be satisfied or waived, including, but not limited to:

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•	No changes in the general political, market, economic or financial conditions in the United States or abroad that are reasonably likely to materially and adversely affect our business or the trading in the shares shall have occurred.
•	No decrease in excess of 10% in the price of our common stock or in the Dow Jones Industrial Average, the New York Stock Exchange Composite Index, the NASDAQ Composite Index or the S&P 500 Composite Index shall have occurred during the Offer.
•	No legal action shall have been instituted, threatened, or been pending that challenges the Offer or seeks to impose limitations on our ability (or any affiliate of ours) to acquire or hold or to exercise full rights of ownership of the shares.
•	No commencement or escalation of war, armed hostilities or other similar national or international calamity, directly or indirectly involving the United States, shall have occurred during the Offer.
•	No one shall have proposed, announced or made a tender or exchange offer (other than this Offer), merger, business combination or other similar transaction involving us or any of our subsidiaries.
•	No one (including certain groups) shall have acquired or proposed to acquire beneficial ownership of more than 5% of our shares, other than any person who was a holder of more than 5% of our shares as of the date of this Offer to Purchase.
•	No one shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of our subsidiaries.
•	No material adverse change in our business, condition (financial or otherwise), assets, income, operations, prospects or stock ownership shall have occurred.
•	We shall have determined that there is not a reasonable likelihood that the consummation of the Offer and the purchase of shares pursuant to the Offer will cause our common stock to be subject to delisting from NASDAQ (this determination shall be made by us).

The Offer is subject to a number of other conditions described in greater detail in Section 6.

Following the Offer, will the Company continue as a public company?

Yes. The completion of the Offer in accordance with its terms and conditions will not cause the Company to be delisted from NASDAQ or to stop being subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). It is a condition of our obligation to purchase shares pursuant to the Offer that we determine that there is not a reasonable likelihood that such purchase will cause the shares to be subject to delisting on NASDAQ. See Section 6. Our common stock is registered under Section 12 of the Exchange Act, and therefore we are subject to the reporting requirements of the Exchange Act. Our common stock will continue to be registered under Section 12 of the Exchange Act following the completion of the Offer in accordance with its terms and conditions. See Section 11.

How do I tender my shares?

If you want to tender all or part of your shares, you must do one of the following before the end of the day, 12:00 Midnight, Eastern Time, on July 8, 2015, or any later time and date to which the Offer may be extended:

•	If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact the nominee and request that the nominee tender your shares for you.
•	If you hold certificates in your own name, you must complete and sign a Letter of Transmittal according to its instructions, and deliver it, together with any required signature guarantees, the certificates for your shares and any other documents required by the Letter of Transmittal, to Computershare Trust Company, N.A., the Depositary for the Offer.
•	If you are an institution participating in the book-entry transfer facility (as defined herein), you must tender your shares according to the procedure for book-entry transfer described in Section 3.
•	If you are unable to deliver the certificates for the shares or the other required documents to the Depositary or you cannot comply with the procedure for book-entry transfer within the required time, you must comply with the guaranteed delivery procedure outlined in Section 3.

You may contact the Information Agent for assistance. The contact information for the Information Agent appears on the back cover of this Offer to Purchase. See Section 3 and the Instructions to the Letter of Transmittal.

How do holders of vested stock options participate in the Offer?

The Company will not purchase unexercised options. If you hold vested but unexercised options to purchase shares, you may choose to exercise such options in accordance with the terms of the applicable stock option plan or plans and tender the shares received upon such exercise in accordance with the Offer. Please keep in mind that an election to exercise your Company stock options is irrevocable, which means that if the shares resulting from your exercise are not purchased in the Offer for any reason, as discussed in Section 3 hereof, you will continue to hold such shares and you will not be given an opportunity to unwind your exercise.

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If you wish to sell shares issuable pursuant to unexercised options, you must:

(1)	Exercise your vested options by submitting a written exercise notice to the Company’s stock administrator (and pay the applicable exercise price(s) to the Company and pay any taxes that must be withheld as a result of the exercise) before the end of the day, 12:00 Midnight, Eastern Time, on July 8, 2015 (the “Exercise Deadline”), and

(2)	Submit your election to participate in the Offer prior to the Expiration Time.

If you want to elect to sell shares in the Offer that were issuable upon exercise of a Company stock option and for any reason (a) you fail to properly or timely complete and submit your option exercise notice, and/or (b) you fail to pay the applicable exercise price for any option you are exercising (including any necessary tax amounts), in either case, before the Exercise Deadline, then you will not be eligible to sell shares subject to such option in the Offer.

In addition, holders of vested but unexercised options should evaluate the Offer carefully to determine if participation would be advantageous to them, based on their stock option exercise prices, the date of their stock option grants and the years left to exercise their options, the range of tender prices, the tax consequences of choosing to exercise any options, and the provisions for pro rata purchases by the Company described in Section 1. We strongly encourage holders of vested stock options to discuss the Offer with their tax advisor, broker and/or financial advisor. Holders of unvested stock options, unvested stock awards or other restricted equity interests may not tender such shares or shares represented by such interests.

Once I have tendered shares in the Offer, can I withdraw my tender?

Yes. You may withdraw any shares you have tendered at any time before the end of the day, 12:00 Midnight, Eastern Time, on July 8, 2015, unless we extend the Offer, in which case you can withdraw your shares until the expiration of the Offer as extended. If we have not accepted for payment the shares you have tendered to us, you may also withdraw your shares at any time after the end of the day, 12:00 Midnight, Eastern Time, on August 4, 2015. See Section 4.

How do I withdraw shares I previously tendered?

To withdraw shares, your written notice of withdrawal with the required information must be received by the Depositary while you still have the right to withdraw the shares. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of these shares. Some additional requirements apply if the share certificates to be withdrawn have been delivered to the Depositary or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3. See Section 4. If you have tendered your shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the nominee to arrange for the withdrawal of your shares.

Has the Company or its Board of Directors adopted a position on the Offer?

Our Board of Directors has approved the Offer. Neither the Company nor its Board of Directors, the Depositary or the Information Agent is making any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the purchase price or purchase prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the purchase price or purchase prices at which your shares should be tendered. In so doing, you should read carefully the information in this Offer to Purchase and in the related Letter of Transmittal, including our reasons for making the Offer. See Section 2.

Do the directors or executive officers of the Company intend to tender their shares in the Offer?

Our directors and executive officers are entitled to participate in the Offer on the same basis as all other shareholders. The Chairman of our Board of Directors, Mr. Matthew T. Moroun, and his father, Mr. Manuel J. Moroun, who is also a director, have advised us that, although no final decision has been made, they may tender up to an aggregate of 1,600,000 shares that they beneficially own in the Offer, including shares held by each of them individually and shares held by the Manuel J. Moroun Revocable Trust. The Morouns beneficially own approximately 72% of the outstanding shares of our common stock. In addition, our former Chief Executive Officer and current director, Mr. H.E. “Scott” Wolfe, has advised us that, although no final decision has been made, he may tender up to 2,500 shares that he beneficially owns in the Offer. Our other directors and executive officers have advised us that they do not intend to tender any of their shares in the Offer. As a result, the proportional holdings of our directors and executive officers who do not participate in the Offer will increase following the consummation of the Offer. After termination of the Offer, our directors and executive officers may, in compliance with applicable law, sell their shares in open market transactions after the Offer at prices that may or may not be more favorable than the purchase price to be paid to our shareholders in the Offer. See Section 10.

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If the Morouns and Mr. Wolfe properly tender all of the shares which they have indicated they may tender in this Offer, the Offer will be oversubscribed, even if we exercise our right to increase the number of shares accepted for payment by up to an additional 2% of our outstanding shares (or approximately 599,605 additional shares). In such circumstance, the price(s) at which the Morouns and Mr. Wolfe tender their shares could determine the price at which all of the shares accepted for payment are purchased. Additionally, if the Offer is oversubscribed, we will purchase shares, subject to the terms of the Offer from all shareholders who properly tender shares at or below the purchase price we determine, on a pro rata basis. See Section 1. Therefore, if you wish to maximize the chance that your shares will be purchased and wish to maximize the number of your shares accepted for payment, you should tender as many shares as you own and are willing to sell in the Offer and select the option to tender your shares at the “Price Determined Under the Offer” indicating that you will accept the purchase price we determine.

If I decide not to tender, how will the Offer affect my shares?

Shareholders who choose not to tender their shares will own a greater percentage interest in our outstanding common stock following the consummation of the Offer. See Section 2.

What is the recent market price of my shares?

On June 5, 2015, the reported closing price of the shares quoted on NASDAQ was $21.09 per share. You are urged to obtain current market quotations for the shares before deciding whether and at what purchase price or purchase prices to tender your shares. See Section 7.

When will the Company pay for the shares I tender?

We will announce the results of proration and will pay the purchase price, net to the seller in cash, less any applicable withholding tax and without interest, for the shares we purchase promptly after the expiration of the Offer. See Section 5.

Will I have to pay brokerage commissions if I tender my shares?

If you are the record owner of your shares and you tender your shares directly to the Depositary, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker, dealer, commercial bank, trust company or other nominee and the nominee tenders your shares on your behalf, the nominee may charge you a fee for doing so. You should consult with your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See Section 3.

What are the U.S. federal tax consequences if I exercise a vested stock option in order to tender shares?

If you exercise a nonstatutory stock option (“NSO”) and then sell the shares you purchased under the option in the Offer, the difference between (a) the fair market value of those shares at the time of exercise and (b) the exercise price of those shares (this difference is often called the “spread” at exercise), generally will be treated as ordinary income to you. The purchase of shares under the Offer may be treated as a sale or exchange of such shares for U.S. federal income tax purposes. If so treated, any difference between (a) the total sale price of those shares and (b) the fair market value of those shares at the time of exercise will generally be treated as a capital gain or loss (short-term if you have held the shares for one year or less since the time of exercise; long-term if you have held the shares for more than one year).

The exercise of an NSO granted to employees generally is subject to tax withholding and reporting. The portion that is ordinary income to you will be subject to all the normal withholding on compensation, including federal, state (and depending on your location, local) income taxes as well as applicable employment tax withholdings. The tax withholding rate will differ for employees based on their individual tax situations. At the same time you pay the exercise price of the options you are exercising in connection with the Offer, you must pay for all applicable tax withholdings on the NSOs you exercise. We will report any ordinary income you recognize and taxes withheld on your Form W-2 and other applicable tax filings for 2015.

The federal U.S. tax summaries above do not address other tax rules; for instance, they do not address the state, local, employment or non-U.S. tax implications of the exercise of your stock options in connection with the Offer, nor do the summaries above discuss the application of Section 409A of the Internal Revenue Code to your stock options. In addition, if you are subject to tax in both the U.S. and another country, different or additional tax rules also may apply. Accordingly, we strongly encourage you to discuss the Offer with your tax advisor, broker and/or financial advisor if you are considering exercise of your vested stock options in order to participate in the Offer.

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What are the U.S. federal income tax consequences if I tender my shares?

Generally, if you are a U.S. Holder (as defined in Section 13), you will be subject to U.S. federal income taxation when you receive cash from us in exchange for the shares you tender in the Offer. The receipt of cash for your tendered shares will generally be treated for U.S. federal income tax purposes either as (1) a sale or exchange eligible for capital gain or loss treatment or (2) a distribution in respect of stock from the Company. See Section 13. If you are a foreign shareholder (as defined in Section 3), you generally will be subject to U.S. withholding at a rate of 30% on payments received pursuant to the Offer, unless the Depositary determines that a reduced or zero rate of withholding is applicable pursuant to an applicable income tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct by you of a trade or business within the United States. In order to obtain a reduced or zero rate of withholding under an applicable income tax treaty, a foreign shareholder must deliver to the Depositary before the payment is made a properly completed and executed Internal Revenue Service (“IRS”) Form W-8BEN (or other applicable Form W-8), including a U.S. taxpayer identification number, claiming such reduction or exemption. In order to claim an exemption from withholding on the grounds that gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business by a foreign shareholder within the United States, the foreign shareholder must deliver to the Depositary before the payment is made a properly completed and executed IRS Form W-8ECI claiming such exemption. Such forms can be obtained from the Depositary. You may be eligible to file for a refund from the IRS of all or a portion of such tax withheld if the “complete termination,” “substantially disproportionate” or “not essentially equivalent to a dividend” tests described in Section 13 are met or if you are entitled to a reduced or zero rate of withholding pursuant to an income tax treaty and the Depositary withheld at a higher rate. You also may be subject to tax in your jurisdiction on the disposal of shares. Please consult your personal tax advisor to determine how this will apply to you. See Section 3.

Along with your Letter of Transmittal, you are asked to submit the IRS Form W-9 included with the Letter of Transmittal if you are a U.S. Holder. Any tendering shareholder or other payee who fails to complete, sign and return to the Depositary the IRS Form W-9 included with the Letter of Transmittal (or such other IRS form as may be applicable) may be subject to United States backup withholding at a rate equal to 28% of the gross proceeds paid to the shareholder or other payee pursuant to the Offer, unless such shareholder establishes that such shareholder is within the class of persons that is exempt from backup withholding (including certain corporations and certain foreign individuals and entities). Backup withholding generally will not apply to amounts subject to the 30% or treaty-reduced rate of withholding. See Section 3.

All shareholders should review the discussion in Sections 3 and 13 regarding tax issues and consult their tax advisor with respect to the tax effects of a tender of shares.

Does the Company intend to repurchase any shares other than pursuant to the Offer during or after the Offer?

On June 5, 2015, our Board of Directors approved the Offer. Rule 13e-4(f) under the Exchange Act prohibits us from purchasing any shares, other than in the Offer, until at least 10 business days after the Expiration Time. Accordingly, any repurchases outside of the Offer may not be consummated until at least 10 business days after the Offer expires. See Section 9.

Will I have to pay stock transfer tax if I tender my shares?

We will pay all stock transfer taxes unless payment is made to, or if shares not tendered or accepted for payment are to be registered in the name of, someone other than the registered holder, or tendered certificates are registered in the name of someone other than the person signing the Letter of Transmittal. See Section 5.

To whom can I talk if I have questions?

If you have any questions regarding the Offer, please contact Georgeson Inc., the Information Agent for the Offer, at (866) 431-2110. Additional contact information for the Information Agent is set forth on the back cover of this Offer to Purchase.

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CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This Offer to Purchase, including any documents incorporated by reference or deemed to be incorporated by reference, contains “forward-looking statements,” which are statements relating to future events, future financial performance, strategies, expectations, and competitive environment. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions, as well as statements in future tense, identify forward-looking statements.

You should not read forward-looking statements as a guarantee of future performance or results. They will not necessarily be accurate indications of whether or at what time such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief at that time with respect to future events. Such statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the factors set forth under the caption “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as well as the factors relating to the transactions discussed in this Offer to Purchase and the following:

•	Extensive and continued reliance on owner-operators, as well as reductions in our pool of available driver candidates;

•	the loss of any agent or agents responsible for a significant portion of our revenue;

•	excess capacity in transportation and logistics;

•	surplus inventories;

•	recessionary economic cycles and downturns in customers’ business cycles;

•	increases or rapid fluctuations in fuel prices, interest rates, fuel taxes, tolls, license and registration fees;

•	the resale value of the Company’s used equipment and the price of new equipment;

•	increases in compensation for and difficulty in attracting and retaining qualified drivers and owner-operators;

•	increases in insurance premiums and deductible amounts relating to accident, cargo, workers’ compensation, health, and other claims;

•	unanticipated increases in the number or amount of claims for which the Company is self-insured;

•	inability of the Company to continue to secure acceptable financing arrangements;

•	seasonal factors such as harsh weather conditions that increase operating costs;

•	competition from trucking, rail, and intermodal competitors including reductions in rates resulting from competitive bidding;

•	the ability to identify acceptable acquisition candidates, consummate acquisitions, and integrate acquired operations;

•	a significant reduction in or termination of the Company’s services by a key customer.

You should not place undue reliance on the forward-looking statements, which speak only as to the date of this Offer to Purchase or the date of documents incorporated by reference. Except as may be required by law, we undertake no obligation to make any revision to the forward-looking statements contained in this Offer to Purchase, the accompanying Letter of Transmittal or in any document incorporated by reference into this Offer to Purchase or to update them to reflect events or circumstances occurring after the date of this Offer to Purchase.

In addition, please refer to the documents incorporated by reference into this Offer to Purchase (see Section 9) for additional information on risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements or that may otherwise impact our Company and business. Any statement contained in a document incorporated herein by reference into this Offer to Purchase shall be deemed to be modified or superseded to the extent such statement is modified or superseded in this Offer to Purchase. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer to Purchase.

Notwithstanding anything in this Offer to Purchase, the Letter of Transmittal or any document incorporated by reference into this Offer to Purchase, the safe harbor protections of the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with a tender offer.

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INTRODUCTION

To the Holders of our Common Stock:

We invite our shareholders to tender shares of our common stock, no par value (the “common stock”). Upon the terms and subject to the conditions of this Offer to Purchase and the related Letter of Transmittal, we are offering to purchase up to 1,000,000 shares at a price not greater than $23.50 nor less than $21.50. per share, net to the seller in cash, less applicable withholding taxes and without interest.

The Offer will expire at the end of the day, 12:00 Midnight, Eastern Time, on July 8, 2015, unless extended.

After the Offer expires, we will look at the prices chosen by shareholders for all of the shares properly tendered. We will then select the lowest purchase price within the price range specified above that will allow us to buy 1,000,000 shares. If fewer than 1,000,000 shares are properly tendered, we will select the price (in multiples of $0.50) that will allow us to buy all the shares that are properly tendered and not properly withdrawn. All shares we acquire in the Offer will be acquired at the same purchase price regardless of whether the shareholder tendered at a lower price.

Because of the proration provision described in this Offer to Purchase, we may not purchase all of the shares tendered even if shareholders tendered at or below the purchase price if more than the number of shares we seek are properly tendered. We will return shares tendered at prices in excess of the purchase price that we determine and shares that we do not purchase because of proration to the tendering shareholders at our expense promptly following the Expiration Time. See Section 1.

Subject to certain limitations and legal requirements, we reserve the right to accept for payment, according to the terms and conditions of this Offer, up to an additional 2% of our outstanding shares (or approximately 599,605 additional shares) for a total of approximately 1,599,605 shares. See Sections 1 and 14.

Tendering shareholders whose shares are registered in their own names and who tender directly to Computershare Trust Company, N.A., the Depositary for the Offer, will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 7 to the Letter of Transmittal, stock transfer taxes on the purchase of shares by us under the Offer. If you own your shares through a broker, dealer, commercial bank, trust company or other nominee and the nominee tenders your shares on your behalf, the nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

The Offer is not conditioned upon any minimum number of shares being tendered. Our obligation to accept, and pay for, shares validly tendered pursuant to the Offer is conditioned upon satisfaction or waiver of the conditions set forth in Section 6 of this Offer to Purchase.

Our Board of Directors has approved the Offer. However, neither the Company, nor its Board of Directors, the Depositary, or the Information Agent is making any recommendation whether you should tender or refrain from tendering your shares or at what purchase price or purchase prices you should choose to tender your shares. You must decide whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them. You should discuss whether to tender your shares with your broker or other financial or tax advisor. In so doing, you should read carefully the information in this Offer to Purchase and in the related Letter of Transmittal, including our reasons for making the Offer. See Section 2.

Our directors and executive officers are entitled to participate in the Offer on the same basis as all other shareholders. The Chairman of our Board of Directors, Mr. Matthew T. Moroun, and his father, Mr. Manuel J. Moroun, who is also a director, have advised us that, although no final decision has been made, they may tender up to an aggregate of 1,600,000 shares that they beneficially own in the Offer, including shares held by each of them individually and shares held by the Manuel J. Moroun Revocable Trust. The Morouns beneficially own approximately 72% of the outstanding shares of our common stock. In addition, our former Chief Executive Officer and current director, Mr. H.E. “Scott” Wolfe, has advised us that, although no final decision has been made, he may tender up to 2,500 shares that he beneficially owns in the Offer. Our other directors and executive officers have advised us that they do not intend to tender any of their shares in the Offer. As a result, the proportional holdings of our directors and executive officers who do not participate in the Offer will increase following the consummation of the Offer. After termination of the Offer, our directors and executive officers may, in compliance with applicable law, sell their shares in open market transactions after the Offer at prices that may or may not be more favorable than the purchase price to be paid to our shareholders in the Offer. See Section 10.

As of June 5, 2015, there were 29,980,284 shares of our common stock issued and outstanding. The 1,000,000 shares that we are offering to purchase hereunder represent approximately 3.3% of the total number of issued shares of our common stock as of June 5, 2015. The shares are listed and traded on NASDAQ under the symbol “UACL”. On June 5, 2015, the closing price of the shares as quoted on NASDAQ was $21.09 per share. Shareholders are urged to obtain current market quotations for the shares before deciding whether and at what purchase price or purchase prices to tender their shares. See Section 7.

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THE TENDER OFFER

1.	Terms of the Offer

General. Upon the terms and subject to the conditions of the Offer, we will purchase up to 1,000,000 shares of our common stock, or if fewer than 1,000,000 shares are properly tendered, all shares that are properly tendered and not properly withdrawn in accordance with Section 4, at a price not greater than $23.50 nor less than $21.50 per share, net to the seller in cash, less any applicable withholding tax and without interest. In accordance with the rules of the Securities and Exchange Commission (the “Commission” or the “SEC”) and subject to certain limitations and legal requirements, we reserve the right to accept for payment, according to the terms and conditions of this Offer, up to an additional 2% of our outstanding shares (or approximately 599,605 additional shares) for a total of approximately 1,599,605 shares.

The term “Expiration Time” means the end of the day, 12:00 Midnight, Eastern Time, on July 8, 2015, unless we, in our sole discretion, shall have extended the period of time during which the Offer will remain open, in which event the term “Expiration Time” shall refer to the latest time and date at which the Offer, as so extended by us, shall expire. See Section 14 for a description of our right to extend, delay, terminate or amend the Offer.

In the event of an over-subscription of the Offer as described below, shares tendered at or below the purchase price will be subject to proration based on the number of shares tendered prior to the Expiration Time.

Except as described herein, withdrawal rights expire at the Expiration Time.

If we:

•	increase the price to be paid for shares above $23.50 per share or decrease the price to be paid for shares below $21.50 per share;
•	increase the number of shares being sought in the Offer and such increase in the number of shares being sought exceeds 2% of our outstanding shares (or approximately 599,605 additional shares) for a total of 1,599,605 shares; or
•	decrease the number of shares being sought in the Offer; and

the Offer is scheduled to expire at any time earlier than the expiration of a period ending at the end of the day, 12:00 Midnight, Eastern Time, on the tenth business day (as defined below) from, and including, the date that notice of any such increase or decrease is first published, sent or given in the manner specified in Section 14, then the Offer will be extended until the expiration of such period of ten business days. For the purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. to approximately 12:00 Midnight, Eastern Time.

The Offer is not conditioned on any minimum number of shares being tendered. The Offer is, however, subject to certain other conditions. See Section 6.

In accordance with Instruction 5 of the Letter of Transmittal, shareholders desiring to tender shares must specify the price or prices, not in excess of $23.50 nor less than $21.50 per share, at which they are willing to sell their shares to us under the Offer. Alternatively, shareholders desiring to tender shares can choose not to specify a price and, instead, elect to tender their shares at the purchase price ultimately paid for shares properly tendered and not properly withdrawn in the Offer. If you agree to accept the purchase price determined in the Offer, your shares will be deemed to be tendered at the minimum price of $21.50 per share. See Section 7 for recent market prices for the shares.

Promptly following the Expiration Time, we will look at the prices chosen by shareholders for all of the shares properly tendered and will determine the purchase price that we will pay for shares properly tendered and not properly withdrawn in the Offer. Once the purchase price has been determined, we intend to promptly disclose such price in a manner calculated to inform shareholders of this information, which will include a press release through PR Newswire or another comparable service.

We will then select the lowest purchase price (in multiples of $0.50) within the price range specified above that will allow us to buy 1,000,000 shares or such greater number of shares as we may accept for payment, subject to applicable law. If fewer than 1,000,000 shares are properly tendered, we will select the price that will allow us to buy all the shares that are properly tendered and not properly withdrawn.

All shares we acquire in the Offer will be acquired at the same purchase price regardless of whether the shareholder tendered at a lower price. However, because of the proration provision described in this Offer to Purchase, we may not purchase all of the shares tendered even if shareholders tendered at or below the purchase price if more than the number of shares we seek are properly tendered. We will return shares tendered at prices in excess of the purchase price that we determine and shares that we do not purchase because of proration to the tendering shareholders at our expense promptly after the Offer expires. Shareholders can specify one price for a specified portion of their shares and a different price for other specified shares, but a separate Letter of Transmittal must be submitted for shares tendered at each price. See Instruction 5 to the Letter of Transmittal.

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Shareholders also can specify the order in which we will purchase the specified portions in the event that, as a result of the proration provisions or otherwise, we purchase some but not all of the tendered shares pursuant to the Offer. In the event a shareholder does not designate the order and fewer than all shares are purchased due to proration, the Depositary will select the order of shares purchased.

If the number of shares properly tendered at or below the purchase price and not properly withdrawn prior to the Expiration Time is less than or equal to 1,000,000 shares, or such greater number of shares as we may elect to accept for payment, subject to applicable law, we will, upon the terms and subject to the conditions of the Offer, purchase all shares so tendered at the purchase price.

Upon the terms and subject to the conditions of the Offer, if more than 1,000,000 shares, or such greater number of shares as we may elect to accept for payment, subject to applicable law, have been properly tendered at prices at or below the purchase price selected by us and not properly withdrawn prior to the Expiration Time, we will purchase all properly tendered shares tendered at prices at or below the purchase price we determine on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares, as described below. Due to this proration provision, it is possible that all of the shares that a shareholder tenders in the Offer may not be purchased even if they are tendered at prices at or below the purchase price.

Proration. If proration of tendered shares is required, we will determine the proration factor promptly following the Expiration Time. Subject to adjustment to avoid the purchase of fractional shares, proration for each shareholder tendering shares will be based on the ratio of the number of shares properly tendered and not properly withdrawn by the shareholder to the total number of shares properly tendered and not properly withdrawn by all shareholders, at or below the purchase price selected by us. We will announce the final proration factor and commence payment for any shares purchased pursuant to the Offer promptly after the Expiration Time. After the Expiration Time, shareholders may obtain preliminary proration information from the Information Agent and also may be able to obtain the information from their brokers.

As described in Section 13, the number of shares that we will purchase from a shareholder under the Offer may affect the U.S. federal income tax consequences to that shareholder and, therefore, may be relevant to a shareholder’s decision whether or not to tender shares and whether to condition any tender upon our purchase of a stated number of Shares held by such shareholder.

This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of shares and will be furnished to brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on our shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

2.	Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans

Purpose of the Tender Offer. On June 5, 2015, our Board of Directors approved a tender offer for up to 1,000,000 shares of our common stock, representing an aggregate purchase price of approximately $23.5 million at the maximum offer price of $23.50, plus an additional amount of shares up to 2% of our total outstanding shares (or approximately 599,605 additional shares), which we may accept for payment in the Offer in accordance with the rules of the SEC. Our Board of Directors has determined that the Offer is a prudent use of our financial resources and presents an appropriate balance between meeting the needs of our business and delivering value to our shareholders. Our Board of Directors determined that a cash tender offer is an appropriate mechanism to return capital to shareholders that seek liquidity under current market conditions while, at the same time, allowing shareholders to share in a higher portion of our future potential.

We believe that the modified “Dutch Auction” tender offer set forth in this Offer to Purchase represents a mechanism to provide all of our shareholders with the opportunity to tender all or a portion of their shares and, thereby, receive a return of their investment if they so elect. The Offer provides shareholders (particularly those who, because of the size of their shareholdings, might not be able to sell their shares without potential disruption to the share price) with an opportunity to obtain liquidity with respect to all or a portion of their shares, without potential disruption to the share price and the usual transaction costs associated with market sales. In addition, if we complete the Offer, shareholders who do not participate in the Offer will automatically increase their relative percentage ownership interest in us and our future operations at no additional cost to them.

The Offer also provides our shareholders with an efficient way to sell their shares without incurring broker’s fees or commissions associated with open market sales.

Neither the Company nor its Board of Directors, the Depositary or the Information Agent is making any recommendation to any shareholder as to whether to tender or refrain from tendering any shares or as to the purchase price or purchase prices at which shareholders may choose to tender their shares. We have not authorized any person to make any such recommendation. Shareholders should carefully evaluate all information in the Offer. Shareholders are also urged to consult with their tax advisors to determine the consequences to them of participating or not participating in the Offer, and should make their own decisions about whether to tender shares and, if so, how many shares to tender and the purchase price or purchase prices at which to tender. In doing so, you should read carefully the information in this Offer to Purchase and in the related Letter of Transmittal.

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Our directors and executive officers are entitled to participate in the Offer on the same basis as all other shareholders. The Chairman of our Board of Directors, Mr. Matthew T. Moroun, and his father, Mr. Manuel J. Moroun, who is also a director, have advised us that, although no final decision has been made, they may tender up to an aggregate of 1,600,000 shares that they beneficially own in the Offer, including shares held by each of them individually and shares held by the Manuel J. Moroun Revocable Trust. The Morouns beneficially own approximately 72% of the outstanding shares of our common stock. In addition, our former Chief Executive Officer and current director, Mr. H.E. “Scott” Wolfe, has advised us that, although no final decision has been made, he may tender up to 2,500 shares that he beneficially owns in the Offer. Our other directors and executive officers have advised us that they do not intend to tender any of their shares in the Offer.

If the Morouns and Mr. Wolfe properly tender all of the shares which they have indicated they may tender in this Offer, the Offer will be oversubscribed, even if we exercise our right to increase the number of shares accepted for payment by up to an additional 2% of our outstanding shares (or approximately 599,605 additional shares). In such circumstance, the price(s) at which the Moroun and Mr. Wolfe tender their shares could determine the price at which all of the shares accepted for payment are purchased. Additionally, if the Offer is oversubscribed, we will purchase shares on a pro rata basis from all shareholders who properly tender shares at or below the purchase price we determine. See Section 1. Therefore, if you wish to maximize the chance that your shares will be purchased and wish to maximize the number of your shares accepted for payment, you should tender as many shares as you own and are willing to sell in the Offer and select the option to tender your shares at the “Price Determined Under the Offer” indicating that you will accept the purchase price we determine.

Certain Effects of the Offer. Shareholders who do not tender their shares pursuant to the Offer and shareholders who otherwise retain an equity interest in the Company as a result of a partial tender of shares or proration will continue to be owners of the Company. As a result, those shareholders will realize a proportionate increase in their relative equity interest in the Company and, thus, in our future earnings and assets, if any, and will bear the attendant risks associated with owning our equity securities, including risks resulting from our purchase of shares. However, we may not be able to issue additional shares or equity interests in the future. Shareholders may be able to sell non-tendered shares in the future on NASDAQ or otherwise, at a net price significantly higher or lower than the purchase price in the Offer. We can give no assurance, however, as to the price at which a shareholder may be able to sell his or her shares in the future.

Shares we acquire pursuant to the Offer will be held in treasury and will be available for us to issue without further shareholder action (except as required by applicable law or the rules of NASDAQ) for purposes including, without limitation, acquisitions, raising additional capital and the satisfaction of obligations under existing or future employee benefit or compensation programs or stock plans or compensation programs for directors.

The Offer will reduce our “public float” (the number of shares owned by non-affiliate shareholders and available for trading in the securities markets), and is likely to reduce the number of our shareholders. These reductions may result in lower or higher stock prices and/or reduced liquidity in the trading market for our common stock following completion of the Offer.

Our directors and executive officers are entitled to participate in the Offer on the same basis as all other shareholders. The Chairman of our Board of Directors, Mr. Matthew T. Moroun, and his father, Mr. Manuel J. Moroun, who is also a director, have advised us that, although no final decision has been made, they may tender up to an aggregate of 1,600,000 shares that they beneficially own in the Offer, including shares held by each of them individually and shares held by the Manuel J. Moroun Revocable Trust. The Morouns beneficially own approximately 72% of the outstanding shares of our common stock. In addition, our former Chief Executive Officer and current director, Mr. H.E. “Scott” Wolfe, has advised us that, although no final decision has been made, he may tender up to 2,500 shares that he beneficially owns in the Offer. Our other directors and executive officers have advised us that they do not intend to tender any of their shares in the Offer. As a result, the proportional holdings of our directors and executive officers who do not participate in the Offer will increase following the consummation of the Offer. After termination of the Offer, our directors and executive officers may, in compliance with applicable law, sell their shares in open market transactions after the Offer at prices that may or may not be more favorable than the purchase price to be paid to our shareholders in the Offer. See Section 10.

Except for the foregoing and as otherwise disclosed in this Offer to Purchase or the documents incorporated by reference herein, we currently have no plans, proposals or negotiations underway that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;
•	any purchase, sale or transfer of an amount of our assets or any of our subsidiaries’ assets which is material to us and our subsidiaries, taken as a whole;
•	any change in our present board of directors or management or any plans or proposals to change the number or the term of directors (except that we may fill any existing vacancies on the board and vacancies arising on the board in the future) or to change any material term of the employment contract of any executive officer;
•	any material change in our present dividend rate or policy, our indebtedness or capitalization, our corporate structure or our business;
•	any class of our equity securities ceasing to be authorized to be listed on NASDAQ;
•	the termination of registration under Section 12(g) of the Exchange Act of any class of our equity securities;

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•	the suspension of our obligation to file reports under Section 15(d) of the Exchange Act;
•	the acquisition or disposition by any person of our securities; or
•	any changes in our charter or by-laws that could impede the acquisition of control of us.

Notwithstanding the foregoing, as part of our long-term corporate goal of increasing shareholder value, we have regularly considered alternatives to enhance shareholder value, including open market repurchases of our shares, modifications of our dividend policy, strategic acquisitions and business combinations, and we intend to continue to consider alternatives to enhance shareholder value. Except as otherwise disclosed in this Offer to Purchase, as of the date hereof, no agreements, understandings or decisions have been reached and there can be no assurance that we will decide to undertake any such alternatives. Additionally, from time-to-time we may liquidate, merge or reorganize our subsidiaries for tax and corporate-related purposes.

3.	Procedures for Tendering Shares

Valid Tender. For a shareholder to make a valid tender of shares under the Offer:

(i)	the Depositary must receive, at one of its addresses set forth on the back cover of this Offer to Purchase and prior to the Expiration Time:

•	a Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or, in the case of a book-entry transfer, an “agent’s message” (see “—Book-Entry Transfer” below), and any other required documents; and
•	either certificates representing the tendered shares or, in the case of tendered shares delivered in accordance with the procedures for book-entry transfer we describe below, a book-entry confirmation of that delivery (see “Book-Entry Transfer” below); or

(ii)	the tendering shareholder must, before the Expiration Time, comply with the guaranteed delivery procedures we describe below.

If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely the nominee has established an earlier deadline for you to act to instruct the nominee to accept the Offer on your behalf. We urge you to contact your broker, dealer, commercial bank, trust company or other nominee to find out the nominee’s applicable deadline.

The valid tender of shares by you by one of the procedures described in this Section 3 will constitute a binding agreement between you and us on the terms of, and subject to the conditions to, the Offer.

In accordance with Instruction 5 of the Letter of Transmittal, each shareholder desiring to tender shares pursuant to the Offer must either (1) check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Under the Offer,” in which case you will be deemed to have tendered your shares at the minimum price of $21.50 per share or (2) check one, and only one, of the boxes corresponding to the price at which shares are being tendered in the section of the Letter of Transmittal captioned “Price (in Dollars) Per Share at Which Shares Are Being Tendered.” A tender of shares will be proper only if one, and only one, of these boxes is checked on the Letter of Transmittal.

If tendering shareholders wish to maximize the chance that their shares will be purchased, they should check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Under the Offer.” For purposes of determining the purchase price, those shares that are tendered by shareholders agreeing to accept the purchase price determined in the Offer will be deemed to be tendered at the minimum price of $21.50 per share. See Section 7 for recent market prices for the shares.

If tendering shareholders wish to indicate a specific price (in multiples of $0.50) at which their shares are being tendered, they must check the applicable price box in the section of the Letter of Transmittal captioned “Price (in Dollars) per Share at Which Shares Are Being Tendered.” Tendering shareholders should be aware that this election could mean that none of their shares will be purchased if the price selected by the shareholder is higher than the purchase price we eventually select after the Expiration Time.

A shareholder who wishes to tender shares at more than one price must complete a separate Letter of Transmittal for each price at which shares are being tendered. The same shares cannot be tendered (unless previously properly withdrawn in accordance with the terms of the Offer) at more than one price. In case of withdrawal, shareholders who tendered multiple prices pursuant to multiple Letters of Transmittal must comply with the procedures set forth in Section 4.

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We urge shareholders who hold shares through brokers or banks to consult the brokers or banks to determine whether transaction costs are applicable if they tender shares through the brokers or banks and not directly to the Depositary.

Book-Entry Transfer. For purposes of the Offer, the Depositary will establish an account for the shares at The Depository Trust Company (the “book-entry transfer facility”) within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of shares by causing the book-entry transfer facility to transfer those shares into the Depositary’s account in accordance with the book-entry transfer facility’s procedures for that transfer. Although delivery of shares may be effected through book-entry transfer into the Depositary’s account at the book-entry transfer facility, the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an agent’s message, and any other required documents must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time, or the tendering shareholder must comply with the guaranteed delivery procedures we describe below.

The confirmation of a book-entry transfer of shares into the Depositary’s account at the book-entry transfer facility as we describe above is referred to herein as a “book-entry confirmation.” Delivery of documents to the book-entry transfer facility in accordance with the book-entry transfer facility’s procedures will not constitute delivery to the Depositary.

The term “agent’s message” means a message transmitted by the book-entry transfer facility to, and received by, the Depositary and forming a part of a book-entry confirmation, stating that the book-entry transfer facility has received an express acknowledgment from the participant tendering shares through the book-entry transfer facility that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against that participant.

Method of Delivery. The method of delivery of shares, the Letter of Transmittal and all other required documents, including delivery through the book-entry transfer facility, is at the election and risk of the tendering shareholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by book-entry confirmation). If you plan to make delivery by mail, we recommend that you deliver by registered mail with return receipt requested and obtain proper insurance. In all cases, sufficient time should be allowed to ensure timely delivery.

Signature Guarantees. No signature guarantee will be required on a Letter of Transmittal for shares tendered thereby if:

•	the “registered holder(s)” of those shares signs the Letter of Transmittal and has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” in the Letter of Transmittal; or

•	those shares are tendered for the account of an “eligible institution.”

For purposes hereof, a “registered holder” of tendered shares will include any participant in the book-entry transfer facility’s system whose name appears on a security position listing as the owner of those shares, and an “eligible institution” is a “financial institution,” which term includes most commercial banks, savings and loan associations and brokerage houses, that is a participant in any of the following: (i) the Securities Transfer Agents Medallion Program; (ii) the New York Stock Exchange, Inc. Medallion Signature Program; or (iii) the Stock Exchange Medallion Program.

Except as we describe above, all signatures on any Letter of Transmittal for shares tendered thereby must be guaranteed by an eligible institution. See Instructions 1 and 6 to the Letter of Transmittal. If the certificates for shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instructions 1 and 6 to the Letter of Transmittal.

Guaranteed Delivery. If you wish to tender shares under the Offer and your certificates for shares are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Time, your tender may be effected if all the following conditions are met:

•	your tender is made by or through an eligible institution;
•	a properly completed and duly executed Notice of Guaranteed Delivery, in the form we have provided, is received by the Depositary, as provided below, prior to the Expiration Time; and
•	the Depositary receives, at one of its addresses set forth on the back cover of this Offer to Purchase and within the period of three business days after the date of execution of that Notice of Guaranteed Delivery, either: (i) the certificates representing the shares being tendered, in the proper form for transfer, together with (1) a Letter of Transmittal, which has been properly completed and duly executed and includes all signature guarantees required thereon and (2) all other required documents; or (ii) confirmation of book-entry transfer of the shares into the Depositary’s account at the book-entry transfer facility, together with (1) either a Letter of Transmittal, which has been properly completed and duly executed and includes all signature guarantees required thereon or an agent’s message, and (2) all other required documents.

A Notice of Guaranteed Delivery must be delivered to the Depositary by overnight courier, facsimile transmission or mail before the Expiration Time and must include a guarantee by an eligible institution in the form set forth in the Notice of Guaranteed Delivery.

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Stock Options and Other Equity Awards. Holders of vested but unexercised options to purchase Company shares may exercise such options in accordance with the terms of the stock option plan and tender the shares received upon such exercise in accordance with the Offer. An election to exercise Company stock options is irrevocable, which means that if the shares resulting from exercise are not purchased in the Offer for any reason, as discussed in Section 3 above, the purchaser will continue to hold such shares and will not be given an opportunity to unwind the stock option exercise by the Company.

If a holder of vested stock options wishes to sell shares issuable pursuant to unexercised options, he or she must:

(1)	exercise any such vested options by submitting a written exercise notice to the Company’s stock administrator (as well as the applicable exercise price to the Company and, if applicable, pay any taxes that must be withheld as a result of the exercise) before the Exercise Deadline, and

(2)	submit an election to participate in the Offer prior to the Expiration Time.

If a holder of vested stock options wishes to sell shares in the Offer that were issuable upon exercise of a Company stock option and for any reason (a) he or she fails to properly or timely complete and submit an option exercise notice, and/or (b) he or she fails to pay the applicable exercise price for any option that is exercised (including any necessary tax amounts), in either case, before the Exercise Deadline, then such individual will not be eligible to sell shares subject to such option in the Offer.

Holders of vested but unexercised options should evaluate this Offer to Purchase carefully to determine if participation would be advantageous to them, based on their stock option exercise prices, the date of their stock option grants and the years left to exercise their options, the range of tender prices, the tax consequences of choosing to exercise any options, and the provisions for pro rata purchases by the Company described in Section 1 above. We strongly encourage holders of vested stock options to discuss the Offer with their tax advisor, broker and/or financial advisor. Holders of unvested and unexercised stock options, unvested stock awards and other restricted equity interests cannot tender such shares or shares represented by such interests.

Return of Unpurchased Shares. The Depositary will return certificates for unpurchased shares promptly after the expiration or termination of the Offer or the proper withdrawal of the shares, as applicable, or, in the case of shares tendered by book-entry transfer at the book-entry transfer facility, the Depositary will credit the shares to the appropriate account maintained by the tendering shareholder at the book-entry transfer facility, in each case without expense to the shareholder.

Tendering Shareholders’ Representation and Warranty; Our Acceptance Constitutes an Agreement. It is a violation of Rule 14e-4 promulgated under the Exchange Act for a person acting alone or in concert with others, directly or indirectly, to tender shares for such person’s own account unless at the time of tender and at the Expiration Time such person has a “net long position” in (a) the shares that is equal to or greater than the amount tendered and will deliver or cause to be delivered such shares for the purpose of tendering to us within the period specified in the Offer or (b) other securities immediately convertible into, exercisable for or exchangeable into shares (“Equivalent Securities”) that is equal to or greater than the amount tendered and, upon the acceptance of such tender, will acquire such shares by conversion, exchange or exercise of such Equivalent Securities to the extent required by the terms of the Offer and will deliver or cause to be delivered such shares so acquired for the purpose of tender to us within the period specified in the Offer. Rule 14e-4 also provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. A tender of shares made pursuant to any method of delivery set forth herein will constitute the tendering shareholder’s acceptance of the terms and conditions of the Offer, as well as the tendering shareholder’s representation and warranty to us that (a) such shareholder has a “net long position” in shares or Equivalent Securities at least equal to the shares being tendered within the meaning of Rule 14e-4, and (b) such tender of shares complies with Rule 14e-4. Our acceptance for payment of shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of shares to be accepted, the price to be paid for shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by us, in our sole discretion, and our determination will be final and binding on all persons participating in the Offer, subject to such Offer participant’s disputing such determination in a court of competent jurisdiction. We reserve the absolute right prior to the expiration of the Offer to reject any or all tenders we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any conditions of the Offer with respect to all shareholders or any defect or irregularity in any tender with respect to any particular shares or any particular shareholder whether or not we waive similar defects or irregularities in the case of other shareholders. No tender of shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of us, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our reasonable interpretation of the terms of and conditions to the Offer, including the Letter of Transmittal and the instructions thereto, will be final and binding on all persons participating in the Offer, subject to such Offer participant’s disputing such determination in a court of competent jurisdiction. By tendering shares to us, you agree to accept all decisions we make concerning these matters and waive any right you might otherwise have to challenge those decisions; provided, however, tendering shareholders may challenge our determinations in a court of competent jurisdiction and tendering shareholders shall not be deemed to have waived any right if such waiver would be impermissible under Section 29(a) of the Exchange Act.

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U.S. Federal Income Tax Backup Withholding and Withholding. Under the U.S. backup withholding rules, 28% of the gross proceeds payable to a shareholder or other payee pursuant to the Offer must be withheld and remitted to the U.S. Treasury, unless the shareholder or other payee provides its taxpayer identification number (employer identification number or social security number) to the Depositary and certifies that such number is correct or an exemption otherwise applies under applicable Treasury regulations. Therefore, except as provided below, each tendering shareholder that is a U.S. Holder (as defined in Section 13) should complete and sign the IRS Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding. Backup withholding is not an additional tax. Rather, the amount of backup withholding can be refunded by the IRS or credited against the U.S. federal income tax liability of the person subject to backup withholding, provided the required information is timely furnished to the IRS. Payments of sale proceeds to U.S. shareholders by a broker and payments of dividends generally will be subject to information reporting to the Internal Revenue Service.

Certain shareholders (including, among others, certain corporations and certain foreign individuals and entities) are not subject to backup withholding. In order for a foreign shareholder to qualify as a recipient exempt from backup withholding, that shareholder must submit a statement (generally, an IRS Form W-8BEN or other applicable IRS Form W-8), signed under penalties of perjury, attesting to that shareholder’s exempt status. Such statements can be obtained from the Depositary or from the IRS at www.irs.gov. Backup withholding generally will not apply to amounts subject to the 30% or treaty-reduced rate of withholding as described below.

ANY TENDERING SHAREHOLDER OR OTHER PAYEE THAT FAILS TO COMPLETE FULLY AND SIGN THE IRS FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL OR APPLICABLE IRS FORM W-8 MAY BE SUBJECT TO REQUIRED U.S. BACKUP WITHHOLDING AT A RATE EQUAL TO 28% OF THE GROSS PROCEEDS PAID TO SUCH SHAREHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER.

Gross proceeds payable pursuant to the Offer to a foreign shareholder or his or her agent will be subject to U.S. withholding tax at a rate of 30%, unless the Depositary determines that a reduced or zero rate of withholding is applicable pursuant to an applicable income tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business by the foreign shareholder within the United States and, in either case, the foreign shareholder provides the appropriate certification, as described below. For this purpose, a foreign shareholder is any shareholder (other than a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not for U.S. federal income tax purposes: (a) an individual citizen or resident of the United States, (b) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia or otherwise treated as such for U.S. federal income tax purposes, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust if (i) a court within the United States can exercise primary supervision of the trust’s administration and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable regulations to be treated as a U.S. person. If a partnership (including for this purpose any entity or arrangement, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A beneficial owner that is a partnership, and partners in such partnership, should consult their own tax advisors. A foreign shareholder may be eligible to file for a refund from the IRS of all or a portion of such tax withheld if such shareholder meets the “complete termination,” “substantially disproportionate” or “not essentially equivalent to a dividend” tests described in Section 13 or if such shareholder is entitled to a reduced or zero rate of withholding pursuant to an applicable income tax treaty and the Depositary withheld at a higher rate. In order to obtain a reduced or zero rate of withholding under an applicable income tax treaty, a foreign shareholder must deliver to the Depositary before the payment a properly completed and executed IRS Form W-8BEN (or other applicable IRS Form W-8), including a U.S. taxpayer identification number, claiming such exemption or reduction. In order to claim an exemption from withholding on the grounds that gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business by the foreign shareholder within the United States, the foreign shareholder must deliver to the Depositary before the payment is made a properly completed and executed IRS Form W-8ECI claiming such exemption. Such forms can be obtained from the Depositary or from the IRS at www.irs.gov. Backup withholding generally will not apply to amounts subject to the 30% or a treaty-reduced rate of withholding. We must report annually to the IRS any dividends paid to a foreign shareholder and the tax withheld with respect to such dividends. Copies of these reports may be made available to tax authorities in the country where the foreign shareholder resides. Foreign shareholders are urged to consult their own tax advisors regarding the application of U.S. federal withholding tax, including eligibility for a withholding tax reduction or exemption and the refund procedure.

Lost Certificates. If the share certificates which a registered holder wants to surrender have been lost, destroyed or stolen, the shareholder should promptly notify the Depositary at (800) 546-5141. The Depositary will instruct the shareholder as to the steps that must be taken in order to replace the certificates.

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Tax Consequences of Exercise of Vested Options. If an option holder exercises a vested NSO, such option holder will recognize ordinary income equal to the excess of (a) the fair market value of the NSO shares on the exercise date over (b) the exercise price paid for those shares. The option holder’s election to participate in the Offer will not alter this result. Employees will be subject to withholding for federal income tax, employment taxes and any applicable state and local taxes required to be withheld from wages on such amount. Any difference between (a) the total sale price of those shares and (b) the fair market value of those shares at the time of exercise generally is expected to be treated as capital gain or loss (short-term if you have held the shares for one year or less since the time of exercise; long-term if you have held the shares for more than one year).

Important Note: If an option holder is a citizen or tax resident or subject to the tax laws of more than one country, there might be additional or different tax and social insurance consequences that may apply to such individual.

4.	Withdrawal Rights

Except as this Section 4 otherwise provides, tenders of shares are irrevocable. You may withdraw shares that you have previously tendered under the Offer according to the procedures we describe below at any time prior to the Expiration Time, unless we extend the Offer, for all shares. You may also withdraw your previously tendered shares at any time after the end of the day, 12:00 Midnight, Eastern Time, on August 4, 2015, unless such shares have been accepted for payment as provided in the Offer.

For a withdrawal to be effective, a written notice of withdrawal must:

•	be received in a timely manner by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase; and
•	specify the name of the person having tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of the shares to be withdrawn, if different from the name of the person who tendered the shares.

If certificates for shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those certificates, the serial numbers shown on those certificates must be submitted to the Depositary and, unless an eligible institution has tendered those shares, an eligible institution must guarantee the signatures on the notice of withdrawal.

If a shareholder has used more than one Letter of Transmittal or has otherwise tendered shares in more than one group of shares, the shareholder may withdraw shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included.

If shares have been delivered in accordance with the procedures for book-entry transfer described in Section 3, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn shares and otherwise comply with the book-entry transfer facility’s procedures.

Withdrawals of tenders of shares may not be rescinded, and any shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn shares may be retendered at any time prior to the Expiration Time by again following one of the procedures described in Section 3.

We will decide, in our sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal, and each such decision will be final and binding on all persons participating in the Offer, subject to such other participants disputing such determination in a court of competent jurisdiction. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of shares by any shareholder, whether or not we waive similar defects or irregularities in the case of any other shareholder. None of us, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

If we extend the Offer, are delayed in our purchase of shares, or are unable to purchase shares under the Offer as a result of a failure of a condition disclosed in Section 6, then, without prejudice to our rights under the Offer, the Depositary may, subject to applicable law, retain tendered shares on our behalf, and such shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in this Section 4. Our reservation of the right to delay payment for shares which we have accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer.

5.	Purchase of Shares and Payment of Purchase Price

Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Time, we will (1) determine a single per-share purchase price we will pay for the shares properly tendered and not properly withdrawn before the Expiration Time, taking into account the number of shares tendered and the prices specified by tendering shareholders, and (2) subject to certain limitations and legal requirements, decide whether to accept for payment up to an additional 2% of our outstanding shares (or approximately 599,605 additional shares), properly tendered at prices at or below the purchase price, and not properly withdrawn before the Expiration Time. In exercising this right, we may increase the purchase price to allow us to purchase all such additional shares.

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For purposes of the Offer, we will be deemed to have accepted for payment (and therefore purchased), subject to the proration provisions of this Offer, shares that are properly tendered at or below the purchase price selected by us and not properly withdrawn only when, as and if we give oral or written notice to the Depositary of our acceptance of the shares for payment pursuant to the Offer.

Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay the per-share purchase price for all of the shares accepted for payment pursuant to the Offer promptly after the Expiration Time. In all cases, payment for shares tendered and accepted for payment pursuant to the Offer will be made promptly, subject to possible delay in the event of proration, but only after timely receipt by the Depositary of:

•	certificates for shares, or a timely book-entry confirmation of the deposit of shares into the Depositary’s account at the book-entry transfer facility,
•	a properly completed and duly executed Letter of Transmittal, or, in the case of a book-entry transfer, an agent’s message, and
•	any other required documents.

We will pay for shares purchased pursuant to the Offer by depositing the aggregate purchase price for the shares with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from us and transmitting payment to the tendering shareholders.

In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment promptly after the Expiration Time. Certificates for all shares tendered and not purchased, including all shares tendered at prices in excess of the purchase price and shares not purchased due to proration will be returned or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with the book-entry transfer facility by the participant who delivered the shares to the tendering shareholder at our expense promptly after the Expiration Time or termination of the Offer.

Under no circumstances will we pay interest on the purchase price, including but not limited to, by reason of any delay in making payment. In addition, if certain events occur, we may not be obligated to purchase shares pursuant to the Offer. See Section 6.

We will pay all stock transfer taxes, if any, payable on the transfer to us of shares purchased pursuant to the Offer. If, however, payment of the purchase price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption from payment of the stock transfer taxes, is submitted. See Instruction 7 of the Letter of Transmittal.

Any tendering shareholder or other payee that is a U.S. Holder and that fails to complete fully, sign and return to the Depositary the IRS Form W-9 included with the Letter of Transmittal or the applicable IRS Form W-8 may be subject to required U.S. backup withholding at a rate equal to 28% of the gross proceeds paid to the shareholder or other payee pursuant to the Offer. Any foreign shareholder will be subject to withholding at a rate of 30% on payments received pursuant to the Offer, unless the Depositary determines that a reduced or zero rate of withholding is applicable pursuant to an applicable tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business by the foreign shareholder within the United States. See Section 3.

6.	Conditions of the Tender Offer

Notwithstanding any other provision of the Offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to Rule 13e-4(f)(5) under the Exchange Act (which requires that the issuer making the tender offer shall either pay the consideration offered or return tendered securities promptly after the termination or withdrawal of the tender offer), if prior to the Expiration Time any of the following events has occurred (or shall have been reasonably determined by us to have occurred) that, in our reasonable judgment and regardless of the circumstances giving rise to the event or events (other than any such event or events that are proximately caused by our action or failure to act), make it inadvisable to proceed with the Offer or with acceptance for payment:

•	there has occurred any change in the general political, market, economic or financial conditions in the United States or abroad that we deem is reasonably likely to materially and adversely affect our business or the trading in the shares, including, but not limited to, the following:

o	any general suspension of, or general limitation on prices for, or trading in, securities on any national securities exchange in the United States or in the over-the-counter market;

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o	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation (whether or not mandatory) by any governmental agency or authority on, or any other event that, in our reasonable judgment, could reasonably be expected to adversely affect, the extension of credit by banks or other financial institutions in the United States;

o	the commencement or escalation of a war, armed hostilities or other similar national or international calamity directly or indirectly involving the United States;

o	a decrease in excess of 10% in the market price for the shares or in the Dow Jones Industrial Average, the New York Stock Exchange Composite Index, the NASDAQ Composite Index or the S&P 500 Composite Index;

o	in the case of any of the foregoing existing at the time of the commencement of the Offer, in our reasonable judgment, a material acceleration or worsening thereof;

•	any change (or condition, event or development involving a prospective change) has occurred in the business, properties, assets, liabilities, capitalization, shareholders’ equity, financial condition, operations, licenses, results of operations or prospects of us or any of our subsidiaries or affiliates, taken as a whole, that, in our reasonable judgment, does or is reasonably likely to have a materially adverse effect on us or any of our subsidiaries or affiliates, taken as a whole, or we have become aware of any fact that, in our reasonable judgment, does or is reasonably likely to have a material adverse effect on the value of the shares;

•	legislation amending the Internal Revenue Code of 1986, as amended (the “Code”), has been passed by either the U.S. House of Representatives or the Senate or becomes pending before the U.S. House of Representatives or the Senate or any committee thereof, the effect of which, in our reasonable judgment, would be to change the tax consequences of the transaction contemplated by the Offer in any manner that would adversely affect us or any of our affiliates;

•	there has been threatened in writing, instituted, or pending any action, proceeding, application or counterclaim by or before any court or governmental, administrative or regulatory agency or authority, domestic or foreign, or any other person or tribunal, domestic or foreign, which:

o	challenges or seeks to challenge, restrain, prohibit or delay the making of the Offer, the acquisition by us of the shares in the Offer, or any other matter relating to the Offer, or seeks to obtain any material damages or otherwise relating to the transactions contemplated by the Offer;

o	seeks to make the purchase of, or payment for, some or all of the shares pursuant to the Offer illegal or results in a delay in our ability to accept for payment or pay for some or all of the shares;

o	seeks to impose limitations on our ability (or any affiliate of ours) to acquire or hold or to exercise full rights of ownership of the shares, including, but not limited to, the right to vote the shares purchased by us on all matters properly presented to our shareholders; or

o	otherwise could reasonably be expected to materially adversely affect the business, properties, assets, liabilities, capitalization, shareholders’ equity, financial condition, operations, licenses, results of operations or prospects of us or any of our subsidiaries or affiliates, taken as a whole, or the value of the shares;

•	any action has been taken or any statute, rule, regulation, judgment, decree, injunction or order (preliminary, permanent or otherwise) has been proposed, sought, enacted, entered, promulgated, enforced or deemed to be applicable to the Offer or us or any of our subsidiaries or affiliates by any court, government or governmental agency or other regulatory or administrative authority, domestic or foreign, which, in our reasonable judgment;

o	indicates that any approval or other action of any such court, agency or authority may be required in connection with the Offer or the purchase of shares thereunder;

o	could reasonably be expected to prohibit, restrict or delay consummation of the Offer; or

o	otherwise could reasonably be expected to materially adversely affect the business, properties, assets, liabilities, capitalization, shareholders’ equity, financial condition, operations, licenses or results of operations of us or any of our subsidiaries or affiliates, taken as a whole;

•	a tender or exchange offer for any or all of our outstanding shares (other than this Offer), or any merger, acquisition, business combination or other similar transaction with or involving us or any of our subsidiaries, has been proposed, announced or made by any person or entity or has been publicly disclosed;

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•	we learn that:

o	any entity, “group” (as that term is used in Section 13(d) (3) of the Exchange Act) or person has acquired or proposes to acquire beneficial ownership of more than 5% of our outstanding shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as and to the extent disclosed in a Schedule 13D or Schedule 13G filed with the SEC on or before June 5, 2015);

o	any entity, group or person who has filed a Schedule 13D or Schedule 13G with the SEC on or before June 5, 2015, has acquired or proposes to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise, beneficial ownership of an additional 1% or more of our outstanding shares;

o	any person, entity or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, reflecting an intent to acquire us or any of our shares, or has made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our assets or securities or our subsidiaries’ assets or securities;

o	any approval, permit, authorization, favorable review or consent of any governmental entity required to be obtained in connection with the Offer has not been obtained on terms satisfactory to us in our reasonable discretion; or

•	we determine that the consummation of the Offer and the purchase of the shares is reasonably likely to cause the shares to be subject to delisting from NASDAQ.

The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions (other than conditions that are proximately caused by our action or failure to act), and may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion prior to the Expiration Time. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time prior to the Expiration Time. Any determination by us concerning the events described above will be final and binding on all persons participating in the Offer, subject to such Offer participant’s disputing such determination in a court of competent jurisdiction.

7.	Price Range of the Shares

The shares are traded on the NASDAQ Global Select Market under the symbol “UACL”. The following table sets forth, for each of the periods indicated, the high and low sales prices per share as reported by NASDAQ, based on published financial sources.

Fiscal Year Ending December 31, 2015

	High	Low
First Quarter	$27.99	$23.05
Second Quarter (through June 5, 2015)	25.37	20.00

Fiscal Year Ended December 31, 2014

	High	Low
First Quarter	$32.99	$24.69
Second Quarter	29.08	22.53
Third Quarter	25.62	23.85
Fourth Quarter	29.03	23.98

Fiscal Year Ended December 31, 2013

	High	Low
First Quarter	$24.90	$16.67
Second Quarter	28.04	22.65
Third Quarter	28.65	23.85
Fourth Quarter	30.61	26.17

On June 5, 2015, the reported closing price of the shares quoted on NASDAQ was $21.09 per share. We urge shareholders to obtain a current market price for the shares before deciding whether and at what purchase price or purchase prices to tender their shares.

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8.	Source and Amount of Funds

Assuming that 1,000,000 shares are purchased in the Offer at the maximum purchase price of $23.50 per share, the aggregate purchase price will be approximately $23.5 million. Assuming that an additional amount of shares above the maximum of 1,000,000 shares are tendered in the Offer at the maximum purchase price of $23.50 per share and we exercise in full our right to purchase an additional number of shares up to 2% of our outstanding shares (or approximately 599,605 additional shares), the aggregate purchase price will be approximately $37.6 million. We anticipate that we will pay for the shares tendered in the Offer, as well as paying related fees and expenses, from funds borrowed under our existing line of credit and from our cash, cash equivalents and short-term investments.

Our Revolving Credit and Term Loan Agreement (the “Credit Agreement”) dated August 28, 2012 and as amended on June 3, 2013, December 19, 2013 and June 9, 2015, with and among the lenders parties thereto and Comerica Bank, as administrative agent, to provide for aggregate borrowing facilities of up to $300 million. The Credit Agreement, as amended, consists of a $120 million revolving credit facility (which amount may be increased by up to $20 million upon request of the Company and approval of the lenders), a $60 million equipment credit facility, a $50 million term loan, and a $70 million term loan B. Additionally, the Credit Agreement provides for up to $5 million in letters of credit, which letters of credit reduce availability under the revolving credit facility. Borrowings under the revolving credit facility may be made until and mature on August 28, 2017. Borrowings under the equipment credit facility may be made until August 28, 2015, and such borrowings made in any year shall be repaid in 28 quarterly installments beginning on April 1 of the year after the applicable borrowing was made. Borrowings under the term loan facilities mature on August 28, 2017. Borrowings under the Credit Agreement bear interest at LIBOR or a base rate, plus an applicable margin for each. The applicable margin fluctuates based on the Company’s total debt to EBITDA ratio, as defined in the Credit Agreement.

We plan to repay any amounts borrowed under the Credit Agreement in connection with the purchase of the shares in this Offer through cash received from our operations in the ordinary course of business. The Credit Agreement requires us to repay the borrowings made under the term loan facility and the equipment credit facility in accordance with certain conditions. We may voluntarily repay outstanding loans under each of the facilities at any time, subject to certain customary “breakage” costs with respect to LIBOR-based borrowings. In addition, we may elect to permanently terminate or reduce all or a portion of the revolving credit facility.

The Credit Agreement also may, in certain circumstances, limit our ability to pay dividends or distributions to Equity Interests, as defined. The Credit Agreement includes financial covenants requiring us to maintain maximum leverage ratios and a minimum fixed charge coverage ratio, as well as customary affirmative and negative covenants and events of default. At March 28, 2015, the Company was in compliance with its financial covenants, measured quarterly, and at June 5, 2015, was in compliance with all other covenants. On June 9, 2015, the Credit Agreement was amended to exclude purchases of up to $35 million of the Company’s common stock in the Offer from the calculation of the fixed charge coverage ratio. As of June 5, 2015, there were no letters of credit issued under the Credit Agreement, and the outstanding balance of aggregate borrowing under the Credit Agreement was $221.6 million. At March 28, 2015, our $54.5 million revolver advance was secured by, among other assets, net eligible accounts receivable totaling $139.2 million, of which, $115.3 million were available for borrowing pursuant to the agreement. All obligations under the Credit Agreement are unconditionally guaranteed by our material U.S. subsidiaries and the obligations of the Company and such subsidiaries under the Credit Agreement and such guarantees are secured by, subject to certain exceptions, substantially all of their assets.

We may utilize a portion of our existing cash in connection with the Offer and, as a result, may have reduced liquidity. However, we believe that, after the Offer is completed, our then-available cash, cash equivalents and short-term investments, cash flow from operations and access to capital will continue to provide us with adequate financial resources to meet our working capital requirements and to fund capital expenditures as well as to engage in strategic activities. This Offer is not subject to any financing condition.

9.	Information About Universal Truckload Services, Inc.

Universal is a leading asset-light provider of customized transportation and logistics solutions throughout the United States, and in Mexico, Canada and Colombia. We provide our customers with supply chain solutions that can be scaled to meet their changing demands and volumes. We offer our customers a broad array of services across their entire supply chain, including transportation, value-added, and intermodal services. Our customized solutions and flexible business model are designed to provide us with a highly variable cost structure.

Our transportation services include dry van, flatbed, heavy haul, dedicated, refrigerated, shuttle and switching operations as well as full service domestic and international freight forwarding, customs brokerage, final mile and ground expedite. We offer our customers brokerage transportation for greater service options and additional capacity. Our value-added services, which are typically dedicated to individual customer requirements, include material handling, consolidation, sequencing, sub-assembly, cross-dock services, kitting, repacking, warehousing and returnable container management. Intermodal operations include rail-truck, steamship-truck and support services.

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Effective on December 31, 2014, we executed a plan to reduce the number of our subsidiaries, re-naming and re-branding our principal surviving operating subsidiaries to emphasize the first word in the Company’s name, Universal. The organizational streamlining plan included the statutory merger of certain subsidiaries, along with the transfer of certain business units between subsidiaries. The plan was undertaken to enhance marketing and customer attraction efforts, while reducing legal entity accounting, tax and regulatory compliance requirements and enhancing internal administrative effectiveness.

In October 2012, we acquired LINC Logistics Company (“LINC”) whereby each outstanding share of LINC common stock was converted into the right to receive consideration consisting of 0.700 of a share of common stock of Universal and cash in lieu of fractional shares. This resulted in the issuance of 14,527,332 shares of Universal’s common stock and borrowings of approximately $149.1 million to repay LINC’s outstanding indebtedness and dividends payable. Universal and LINC were under common control, and as such, the financial statements of Universal have been retrospectively revised to reflect the accounts of LINC as if they had been consolidated for all previous periods. The acquisition significantly enhanced the company’s position as a leading provider of third party transportation, value-added and intermodal services.

In December 2013, we acquired Westport USA Holding, LLC (“Westport”) for $123.0 million in cash, subject to a working capital adjustment after closing. Pursuant to the terms of the Unit Purchase Agreement, Westport was acquired on a cash-free, debt-free basis. Based in Louisville, Kentucky, Westport provides value-added warehousing and component distribution services to U.S. manufacturers of Class 4-8 trucks, RVs and super-duty trucks. Westport also machines and distributes steering knuckles and axle components for the automotive industry.

We provide a comprehensive suite of transportation and logistics solutions that allow our customers and clients to reduce costs and manage their global supply chains more efficiently. We market our services through a direct sales and marketing network focused on selling our portfolio of transportation logistic services to large customers in specific industry sectors, through a network of agents who solicit freight business directly from shippers, and through company-managed facilities and full service freight forwarding and customs house brokerage offices. At December 31, 2014, we had an agent network totaling approximately 388 agents, and we operated 53 company-managed terminal locations and provided services at 45 logistics locations throughout the United States, Mexico and Canada.

We generate substantially all of our revenues through fees charged to customers for the transportation of freight and for the customized logistics services we provide. We also derive revenue from fuel surcharges, where separately identifiable, loading and unloading activities, equipment detention, container management and storage and other related services. Operations aggregated in our transportation segment are associated with individual freight shipments coordinated by our agents, company-managed terminals and specialized services operations. In contrast, operations aggregated in our logistics segment deliver value-added services and transportation services to specific customers on a dedicated basis, generally pursuant to contract terms of one year or longer. Our segments are distinguished by the amount of forward visibility we have in regards to pricing and volumes, and also by the extent to which we dedicate resources and company-owned equipment.

We were incorporated in Michigan on December 11, 2001. Our common stock began trading on the NASDAQ Global Select Market under the symbol “UACL” on February 11, 2005, the date of our initial public offering. Our principal executive offices are located at 12755 E. Nine Mile Road, Warren, Michigan 48089. Our website address is www.goutsi.com. The information contained on, or accessible through, our website is not a part of this Form 10-K.

Operations

We broadly group our services into the following three service categories: transportation, value-added and intermodal support.

•	Transportation. Transportation services represented approximately $769.3 million, or 64.6%, of our operating revenues in 2014. We transport a wide variety of general commodities, including automotive parts, machinery, building materials, paper, food, consumer goods, furniture, steel and other metals on behalf of customers in various industries. We use a variety of general use and specialized trailer types. Our transportation services are provided through a network of both union and non-union employee drivers, owner-operators, contract drivers, and third-party transportation providers. We broker freight to third party transportation providers to complement our available capacity. Our transportation services also include full service international freight forwarding, customs house brokerage services, and final mile and ground expedite services, which we refer to collectively as specialized services.

•	Value-added. Value-added services represented approximately $284.5 million, or 23.9%, of our operating revenues in 2014. We operate, manage or provide transportation services at 45 logistics locations in the United States, Mexico and Canada. Our facilities and services are often directly integrated into the production processes of our customers and represent a critical piece of their supply chains. Fifteen facilities are located inside customer plants or distribution operations; the other facilities are generally located close to our customers’ plants to optimize the efficiency of their component supply chains and production process. Our proprietary information technology platform is integrated with our customers’ and their vendors’ information technology networks, allowing real-time, end-to-end supply chain visibility. As a result of our close integration with our customers, most of our value-added services are contracted for the duration of our customers’ production programs, which typically last three to five years.

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•	Intermodal support. Intermodal support services represented $137.7 million, or 11.6%, of our operating revenues in 2014. Our intermodal support services are primarily short-to-medium distance delivery of rail and steamship containers between the railhead or port and the customer and drayage services.

Our agreements with customers typically follow one of two patterns: transactional or contractual. Transactional agreements are associated with individual freight shipments coordinated by our agents, company-managed terminals and specialized services operations. For the years ended December 31, 2014 and 2013, transactional arrangements generated 66.2% and 68.3%, respectively, of total revenues. Contractual agreements comprise the balance of our revenues and are for the delivery of value-added services or transportation services that are on an exclusive basis. The pricing structure of value-added services contracts, which often are three to five years in duration, compensate for the physical resources and labor that support material handling, sequencing, sub-assembly and various other value-added processes, including both variable-cost and fixed-price components. Contract-based transportation services relate to dedicated truckload services and typically have a contract term of one year. Contracts are priced as if we are paid on a round-trip basis, eliminating the need for us to acquire customers with freight moving in opposing lanes in order to maintain utilization of our equipment. Transportation and intermodal services revenue is primarily derived from fees charged based on miles, but also includes billing for fuel surcharges, loading and unloading activities, container management and other related services. Fuel surcharges, where separately identifiable, comprise $119.7 million and $118.6 million of our total operating revenues in 2014 and 2013, respectively. Fees charged to customers by our full service international freight forwarding and customs house brokerage are based on the specific means of forwarding or delivering freight on a shipment-by-shipment basis.

Revenue Equipment

We offer our customers a wide range of transportation services by utilizing a diverse fleet of tractors and trailing equipment including company-owned equipment, equipment provided by owner-operators, and leased equipment. The following table represents our Company-operated fleet and owner-operator pool used to provide transportation services as of December 31, 2014:

Type of Equipment	Company- owned or Leased	Owner- Operator Provided	Total
Tractors	992	3,333	4,325
Yard Tractors	83	—	83
Trailers	4,614	1,677	6,291
Chassis	954	—	954
Containers	800	—	800

Employees

As of December 31, 2014, we employed 4,218 people in the United States, Mexico and Canada. During the year ended December 31, 2014, we also engaged, on average, the full-time equivalency of 1,528 people on a contract basis.

As of December 31, 2014, approximately 1,512 of our employees were members of unions and subject to collective bargaining agreements of which approximately 20% are subject to contracts that expire in 2015. Certain of our customers require that our employees are union members at specific locations. Currently, we have 12 collective bargaining agreements with four unions, including the United Auto Workers, the International Brotherhood of Teamsters, the Canadian Auto Workers, and the Mexican Confederation of Workers. Substantially all of our unionized facilities in the United States have a separate agreement with the union that represents workers at such facilities, with each such agreement having an expiration date that is independent of other collective bargaining agreements. In general, we have not experienced a material work stoppage, slow-down or strike, and we believe our relationship with our employees is good. We provide 401(k) retirement savings programs for our workers. Other than a program for 12 Canadian employees, we do not offer any defined benefit pension programs.

Facilities

Our corporate headquarters and administrative offices are located in Warren, Michigan. We own our corporate administrative offices, as well as terminal yards and other properties in the following locations: Dearborn, Michigan; Louisville, Kentucky; Columbus, Ohio; Reading, Ohio; Latty, Ohio; Cleveland, Ohio; Gary, Indiana; Dallas, Texas; South Kearny, New Jersey; Rural Hall, North Carolina; Garden City, Georgia; Millwood, West Virginia; Memphis, Tennessee; and Albany, Missouri, offices in Tampa, Florida; Houston, Texas and a condominium in Monroeville, Pennsylvania. As of December 31, 2014, we leased 83 operating, terminal and yard, and administrative facilities in various U.S. cities located in 29 states, in Milton, Ontario; London, Ontario; Windsor; Ontario, and in San Luis Potosí, Mexico. We also deliver services inside or linked to 17 facilities provided by customers. To support our asset-light business model, we generally try to coordinate the length of real estate leases associated with our value-added services with the end date of the related customer contract associated with such facility, or use month-to-month leases, in order to mitigate exposure to unrecovered lease costs.

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Certain of our leased facilities are leased from affiliates controlled by our majority shareholders. These facilities are leased on either a month-to-month basis or extended terms. We believe that the properties we lease from these affiliates are, in the aggregate, leased at market rates and are suitable for their purposes and adequate to meet our needs.

Where You Can Find More Information

We are subject to the informational filing requirements of the Exchange Act, and, accordingly, are obligated to file reports, statements and other information with the SEC relating to our business, financial condition and other matters. Information, as of particular dates, concerning directors and officers, their remuneration, options granted to them, the principal holders of our securities and any material interest of these persons in transactions with us is required to be disclosed in proxy statements distributed to our shareholders and filed with the SEC. We also have filed an Issuer Tender Offer Statement on Schedule TO with the SEC that includes additional information relating to the Offer.

These reports, statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material may also be obtained by mail, upon payment of the SEC’s customary charges, from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

Incorporation by Reference

The rules of the SEC allow us to “incorporate by reference” information into this Offer to Purchase, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The Offer incorporates by reference the documents (or portions thereof) listed below, including the financial statements and the notes related thereto contained in those documents that have been previously filed with the SEC. These documents contain important information about us.

(a)    Our Annual Report on Form 10-K for the year December 31, 2014, filed with the SEC on March 16, 2015.

(b)    Our Quarterly Report on Form 10-Q for the quarter ended March 28, 2015, filed with the SEC on May 7, 2015.

(c)    Our Current Reports on Form 8-K, filed with the SEC on January 7, 2015, February 2, 2015, March 9, 2015, April 2, 2015, and June 9, 2015, respectively; Items 5.02 and 8.01 of our Current Report on Form 8-K, filed with the SEC on February 20, 2015; and Items 5.02, 5.03, 5.07 and 8.01 of our Current Report on Form 8-K, filed with the SEC on April 29, 2015.

(d)    Our Definitive Proxy Statement on Schedule 14A, dated March 30, 2015.

Any statement contained in a document incorporated by reference into this Offer to Purchase shall be deemed to be modified or superseded to the extent such statement is modified or superseded in this Offer to Purchase. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer to Purchase.

You can obtain any of the documents incorporated by reference in this Offer to Purchase from us or from the SEC’s web site at the address described above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents. You may request a copy of these filings at no cost, by writing or calling us at:

Universal Truckload Services, Inc.

12755 E. Nine Mile Road

Warren, Michigan 48089

Attn: Corporate Secretary

(586) 920-0100

Please be sure to include your complete name and address in your request. If you request any incorporated documents, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request. You can find additional information by visiting our website at: http://www.goutsi.com. Information contained on our website is not part of, and is not incorporated into, this Offer.

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10.	Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares

As of June 5, 2015, there are 29,980,284 shares of common stock issued and outstanding. The 1,000,000 shares we are offering to purchase under the Offer represent approximately 3.3% of the total number of issued shares as of June 5, 2015.

As of June 5, 2015, Matthew T. Moroun, the Chairman of our Board of Directors, and his father, Manuel J. Moroun, who is also a director, collectively beneficially own an aggregate of 21,544,832 shares, or approximately 71.86% of the total number of outstanding shares of our common stock, and our directors and executive officers as a group, including the Morouns (12 persons), beneficially own an aggregate of 21,644,032 shares, or approximately 72.19% of the total outstanding shares. The Morouns have advised us that, although no final decision has been made, they may tender up to an aggregate of 1,600,000 shares that they beneficially own in the Offer, including shares held by each of them individually and shares held by the Manuel J. Moroun Revocable Trust. In addition, our former Chief Executive Officer and current director, Mr. H.E. “Scott” Wolfe, has advised us that, although no final decision has been made, he may tender up to 2,500 shares that he beneficially owns in the Offer. Our other directors and executive officers have advised us that they do not intend to tender any of their shares in the Offer. If no shares are tendered by the Morouns or Mr. Wolfe, the Morouns’ proportional holdings will increase to approximately 74.34% and the proportional holdings of our directors and executive officers as a group will increase to approximately 74.69% of the total number of outstanding shares as of June 5, 2015, assuming that we purchase 1,000,000 shares in the Offer. If the Morouns tender an aggregate of 1,600,000 shares, Mr. Wolfe tenders 2,500 shares, we receive no tenders from other shareholders, and we purchase 1,000,000 shares in the Offer, the Morouns’ proportional holdings will decrease to approximately 70.90% and the proportional holdings of our directors and executive officers as a group will decrease to approximately 71.23% of the total number of outstanding shares as of June 5, 2015.

However, after termination of the Offer, our directors and executive officers, including Mr. Moroun, may, in compliance with applicable law, sell their shares in open market transactions at prices that may or may not be more favorable than the purchase price to be paid to our shareholders in the Offer.

As of June 5, 2015, there are no beneficial owners, other than Matthew T. Moroun, Manuel J. Moroun and the Manuel J. Moroun Revocable Trust, known to us to hold more than 5% of our common stock.

The table below provides the aggregate number and percentage of shares of our common stock that are beneficially owned as of June 5, 2015, by each beneficial owner of more than 5% of our outstanding common stock, each of our current directors and named executive officers, and our directors and named executive officers as a group. The percentage beneficial ownership of each such beneficial owner as of June 5, 2015, after giving effect to the Offer, appears in the last column of the table, assuming we purchase 1,000,000 shares in the Offer and the person listed does not tender any shares in the Offer. Unless otherwise indicated, the address of each shareholder, director, or officer listed in the table below is c/o Universal Truckload Services, Inc., 12755 E. Nine Mile Road, Warren, Michigan 48089.

(Table follows on the next page.)

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	Prior to the Offer		After the Offer
Name and Address of Beneficial Owner	Shares Beneficially Owned (1)	Percent of Class (2)	Percent of Class (2)(3)
Greater than 5% Shareholders:
Matthew T. Moroun (4)(6)(7)	13,631,215	45.47%	47.04%
Manuel J. Moroun Revocable Trust (4)(5)(7)	7,161,462	23.89%	24.71%
Manuel J. Moroun (4)(5)(6)(7)	752,155	2.51%	2.60%

Directors:
Frederick P. Calderone	—	—	—
Joseph J. Casaroll (7)	500	*	*
Daniel J. Deane	—	—	—
Michael A. Regan	—	—	—
Daniel C. Sullivan (7)	2,000	*	*
Richard P. Urban (7)	5,000	*	*
Ted B. Wahby	—	—	—
H.E. “Scott” Wolfe (7)	52,565	*	*

Executive Officers:
Jeffrey A. Rogers (6)(8)	30,000	*	*
David A. Crittenden (9)	9,135	*	*
Directors and named executive officers as a group (12 persons)	21,644,032	72.19%	74.69%

*	Denotes less than one percent.
(1)	The number of shares beneficially owned includes any shares over which the person has sole or shared voting power or investment power and also any shares that the person can acquire within 60 days of June 5, 2015 through the exercise of any stock option. Unless otherwise indicated, each person has sole investment and voting power (or shares such power with his spouse) over the shares set forth in the table.
(2)	The percentages shown are based on the 29,980,284 shares of our common stock outstanding as of June 5, 2015, plus the number of shares, if any, that the named person or group has the right to acquire within 60 days of June 5, 2015. For purposes of computing the percentage of outstanding shares of common stock held by each person or group, any shares the person or group has the right to acquire within 60 days of June 5, 2015, are deemed to be outstanding with respect to such person or group, but are not deemed to be outstanding for the purpose of computing the percentage of ownership of any other person or group.
(3)	Assumes that 1,000,000 shares are purchased in the Offer and no shares are tendered by the listed person or group. If the Morouns tender an aggregate of 1,600,000 shares, Mr. Wolfe tenders 2,500 shares and no other shares are tendered, the percent of our total outstanding shares of common stock beneficially owned after the Offer by the Morouns and by our directors and executive officers as a group would be approximately 70.90% and 71.23%, respectively, assuming that we purchase a total of 1,000,000 shares in the Offer.
(4)	Matthew T. Moroun is the son of Manuel J. Moroun. The Morouns have agreed to vote their shares as a group. The table above reflects the actual number of shares that each of them owns. Each of Matthew T. Moroun and Manuel J. Moroun disclaims beneficial ownership of the shares owned by the other.
(5)	All shares are held by the Manuel J. Moroun Revocable Trust U/A/D 3/24/77, as amended and restated on December 22, 2004. Voting and investment power over this trust is exercised by Manuel J. Moroun, as trustee.
(6)	This person is also a member of the Board of Directors of the Company.
(7)	This person owns the listed shares directly and not by virtue of any right to acquire the shares.
(8)	On March 5, 2015, the Company’s Compensation and Stock Option Committee of the Board of Directors granted Mr. Rogers 10,000 shares of restricted stock. The grant vested 25% on March 5, 2015, and an additional 25% will vest on each anniversary of the grant through March 5, 2018, subject to continued employment with the Company. On April 29, 2015, Mr. Rogers was granted an additional 20,000 shares of restricted stock by the Company’s Board of Directors. The grant vested 25% on April 29, 2015, and an additional 25% will vest on each March 5 in 2016, 2017 and 2018, subject to continued employment with the Company.
(9)	On December 20, 2012, the Company’s Board of Directors granted Mr. Crittenden 9,135 shares of restricted stock. The grant vested 20% on December 20, 2012, and an additional 20% will vest on each anniversary of the grant through December 20, 2016, subject to continued employment with the Company.

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Stock Incentive Plan

In 2004, the Board of Directors adopted and our shareholders approved the 2004 Stock Incentive Plan (the “2004 Plan”). Under the 2004 Plan, 500,000 shares were reserved for the issuance of stock options, restricted stock and other equity awards to directors, officers, key employees, and others. On April 23, 2014, the Board of Directors adopted, and on June 3, 2014, our shareholders approved the 2014 Amended and Restated Stock Incentive Plan (the “Restated Plan”) which replaced the 2004 Plan. The Restated Plan will expire on April 23, 2024. The shares which remained reserved under the 2004 Plan were carried forward to the Restated Plan and are reserved for the issuance of stock options, restricted stock bonuses, restricted stock purchase rights, stock appreciation rights, phantom stock units, restricted stock units, and unrestricted common stock, to our employees, directors and consultants. Under the terms of the Restated Plan, non-qualified stock options and restricted stock purchase rights may be granted with an exercise price of not less than 85% of the market price of the shares subject to the option on the day the option is granted. Incentive stock options must have an exercise price of not less than 100% of the market price of the shares subject to the option on the day the option is granted, except that an incentive stock option granted to a 10% shareholder must have an option exercise price of not less than 110% of the market price on the day the option is granted. Options may be exercised in whole or in part by the optionee, but in no event later than ten years from the date of the grant. Any incentive stock option granted under the Restated Plan to a 10% shareholder may not be exercised more than five years after the date of grant. As of June 5, 2015, an aggregate of 325,826 shares of common stock are reserved for issuance under the Restated Plan, of which 286,880 shares remain available for grant.

Employment Agreements

Jeffrey A. Rogers

We are party to an employment agreement with Jeffrey A. Rogers, our Chief Executive Officer, entered into on June 3, 2014. Effective June 1, 2015, Mr. Rogers’s annual base salary was increased to $420,000. Mr. Rogers is eligible for an annual cash bonus to be determined pursuant to performance criteria to be established by the Board of Directors. He is also eligible for discretionary grants of stock options, restricted stock, restricted stock purchase rights, stock appreciation rights, phantom stock units, restricted stock units and unrestricted stock under our Stock Incentive Plan. The employment agreement also provides Mr. Rogers with fringe benefits provided by us to all of our employees in the normal course of business.

We may terminate Mr. Rogers’ employment at any time for just cause which includes: conviction of a crime, moral turpitude, gross negligence in the performance of duties, intentional failure to perform duties, insubordination or dishonesty. The Company may also terminate Mr. Rogers’ employment if it is determined by the Board of Directors that the best interests of the Company would be served by such termination; provided that, if such termination is without cause, Mr. Rogers will be entitled to receive his base salary for a period of six months following such termination. The employment agreement also provides Mr. Rogers the right to terminate his employment with the Company upon three months’ prior written notice to the Company. Mr. Rogers’ employment with the Company will be terminated upon Mr. Rogers’ death and may be terminated by the Company upon Mr. Rogers’ continued disability for a period of three consecutive months.

David A. Crittenden

Mr. Crittenden’s 2014 compensation was based on his employment agreement with LINC that was entered into on September 7, 2010. Effective April 6, 2015, Mr. Crittenden’s annual base salary was increased to $344,500. In addition, Mr. Crittenden is eligible to receive a discretionary bonus and other incentive compensation as approved by our board of directors or Compensation and Stock Option Committee from time to time. Mr. Crittenden is entitled to the fringe benefits provided to all of its employees in the normal course of business. He is also eligible for discretionary grants of stock options, restricted stock, restricted stock purchase rights, stock appreciation rights, phantom stock units, restricted stock units and unrestricted stock under our Stock Incentive Plan. Mr. Crittenden is reimbursed for all reasonable and necessary business expenses, subject to business expense policies in effect from time to time.

Under the 2010 agreement, Mr. Crittenden’s employment will immediately terminate (1) upon death or (2) for just cause, which includes: conviction of a crime, moral turpitude, gross negligence in the performance of duties, intentional failure to perform duties, insubordination or dishonesty. His employment may be terminated due to his medical disability (as described in the employment agreement). Mr. Crittenden may voluntarily terminate his employment upon 90 days written notice.

Upon the termination of Mr. Crittenden’s employment agreement, we have the right to retain him as an independent consultant under an exclusive consulting contract.

H. E. “Scott” Wolfe

We previously had an employment agreement with Mr. Wolfe, our former Chief Executive Officer, and the term of his employment agreement expired on December 31, 2014.

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Donald B. Cochran

We had an employment agreement with Mr. Cochran, our former President and Vice Chairman, dated January 16, 2013. Mr. Cochran’s employment agreement terminated upon his retirement from the Company on January 27, 2015.

Severance Arrangements

The information below describes certain compensation and benefits to which our named executive officers are entitled if their employment is or has been terminated under certain circumstances. Except for the disclosures related to the triggering events for Messrs. Wolfe and Cochran, there can be no assurance that an actual triggering event would produce the same or similar results as those estimated if such event occurs on any other date or if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different.

Mr. Rogers. Pursuant to his employment agreement, if we terminate Mr. Rogers without cause, as defined in his employment agreement, he will continue to receive his salary and benefits for a period of six months. If we terminate him due to a medical disability which renders him unable to perform the essential functions of his employment, his compensation shall be continued for three months from the date of his disability. Thereafter, he will continue to receive any earned but unpaid bonus. Mr. Rogers has agreed not to compete with us for a six-month period following the end of his employment with us. If Mr. Rogers’ employment is terminated due to his death, his estate will be entitled to receive his salary, benefits and earned but unpaid bonus through the date of his death.

Mr. Crittenden. Pursuant to his employment agreement with LINC, if Mr. Crittenden is terminated without cause, as defined in his employment agreement, he will continue to receive his then-current salary and benefits for a period of 12 months. In addition, any deferred bonus owed to Mr. Crittenden in the calendar year of the termination will be paid. If he is terminated due to a medical disability which renders him unable to perform the essential functions of his employment, he will be paid his salary, benefits and earned but unpaid bonus through the date of his disability. If Mr. Crittenden’s employment is terminated due to his death, his estate will be entitled to receive his salary, benefits and earned but unpaid bonus through the date of his death. In addition, pursuant to his 2012 restricted stock award, if Mr. Crittenden’s employment is terminated without cause or due to his death or disability or upon his retirement after reaching age 65, all of his unvested shares of restricted stock will vest immediately.

Mr. Wolfe. Mr. Wolfe’s employment agreement with the Company expired on December 31, 2014. Under that agreement, although we have no severance obligations to Mr. Wolfe, he has agreed not to compete with us for a one-year period following the end of his employment with us. Mr. Wolfe is entitled to receive his earned but unpaid bonuses through the date of his retirement. In addition, all unvested shares of restricted stock granted to Mr. Wolfe in 2012 vested immediately upon his retirement under the terms of his restricted stock agreement.

Mr. Cochran. In connection with Mr. Cochran’s retirement from the Company on January 27, 2015, Mr. Cochran’s employment agreement was terminated by mutual agreement. We agreed with Mr. Cochran that he will be entitled to receive 47 weeks of severance compensation at a rate of $6,964 per week. Additionally, commencing immediately after the severance payments have been completed, Mr. Cochran will receive an amount totaling $215,884 and payable at a rate of $6,964 per week for 31 weeks. The Company’s payment obligations are subject to non-competition and other customary separation provisions. In addition, Mr. Cochran is entitled to receive his earned but unpaid bonuses through the date of his retirement.

Recent Securities Transactions

Based on our records and on information provided to us by our directors, executive officers, affiliates, and subsidiaries, neither we nor any of our affiliates, subsidiaries, directors, or executive officers have effected any transactions involving shares of our common stock during the 60 days prior to June 5, 2015, except Mr. Rogers who was granted 20,000 shares of restricted stock by the Company’s Board of Directors on April 29, 2015. The grant vested 25% on April 29, 2015, and an additional 25% will vest on each March 5 in 2016, 2017 and 2018, subject to continued employment with the Company.

11.	Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act

The purchase by us of shares under the Offer will reduce the number of shares that might otherwise be traded publicly and is likely to reduce the number of shareholders. As a result, trading of a relatively small volume of the shares after consummation of the Offer may have a greater impact on trading prices than would be the case prior to consummation of the Offer.

We believe that there will be a sufficient number of shares outstanding and publicly traded following completion of the Offer to ensure a continued trading market for the shares. Based upon published guidelines of NASDAQ, we do not believe that our purchase of shares under the Offer will cause the remaining outstanding shares to be delisted from NASDAQ. The Offer is conditioned upon there not being any reasonable likelihood, in our reasonable judgment, that the consummation of the Offer and the purchase of shares will cause the shares to be subject to delisting from NASDAQ. See Section 6.

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The shares are currently “margin securities” under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using such shares as collateral. We believe that, following the purchase of shares under the Offer, the shares will continue to be “margin securities” for purposes of the Federal Reserve Board’s margin rules and regulations.

The shares are registered under the Exchange Act, which requires, among other things, that we furnish certain information to our shareholders and the Commission and comply with the Commission’s proxy rules in connection with meetings of our shareholders. The Company currently meets the eligibility requirements for deregistration of the shares under the Exchange Act due to our having fewer than 300 holders of record of our common stock. Our shares will continue to be eligible for deregistration under the Exchange Act following our purchase of shares under the Offer. However, we have no present plans to terminate the registration of the shares under the Exchange Act or to discontinue complying with the Commission’s proxy rules and other requirements to furnish information to our shareholders, and we do not anticipate any such plans in the foreseeable future.

12.	Legal Matters; Regulatory Approvals

We are not aware of any license or regulatory permit that is material to our business that might be adversely affected by our acquisition of shares as contemplated by the Offer or of any approval or other action by any domestic, foreign or supranational government or governmental, administrative or regulatory authority or agency that would be required for the acquisition or ownership of shares by us as contemplated by the Offer that is material to the success of the Offer. Should any such approval or other action be required, we presently contemplate that we will seek that approval or other action if practicable within the time period contemplated by the Offer. We are unable to predict whether we will be required to delay the acceptance of or payment for shares tendered under the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition. Our obligations under the Offer to accept for payment and pay for shares is subject to conditions. See Section 6.

13.	Certain Material U.S. Federal Income Tax Consequences of the Offer to U.S. Holders.

The following summary describes certain material U.S. federal income tax consequences relevant to the Offer for U.S. Holders (as defined below). This discussion is based upon the Code, existing and proposed Treasury Regulations, administrative pronouncements and judicial decisions, changes to which could materially affect the tax consequences described herein and could be made on a retroactive basis.

This discussion deals only with shares held as capital assets and does not deal with all tax consequences that may be relevant to all categories of holders (such as dealers in securities or commodities, traders in securities that elect to mark their holdings to market, financial institutions, regulated investment companies, real estate investment trusts, holders whose functional currency is not the U.S. dollar, insurance companies, pass-through entities, tax-exempt organizations, certain former citizens or long-term residents of the United States, holders who hold shares that constitute qualified small business stock within the meaning of Section 1202 of the Code or holders who hold shares as part of a hedging, integrated, conversion or constructive sale transaction or as a position in a straddle). In particular, different rules may apply to shares acquired as compensation (including shares acquired upon the exercise of employee stock options or otherwise as compensation). This discussion does not address the application of the alternative minimum tax or the state, local or non-U.S. tax consequences of participating in the Offer. Holders of shares should consult their tax advisors as to the particular consequences to them of participation in the Offer, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

As used herein, a “U.S. Holder” means a beneficial holder of shares that is for U.S. federal income tax purposes: (a) an individual citizen or resident of the United States, (b) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust if (i) a court within the United States can exercise primary supervision of the trust’s administration and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable regulations to be treated as a U.S. person.

If a partnership (including for this purpose any entity or arrangement, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) beneficially owns shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Beneficial owners that are partnerships, and partners in such partnership, should consult their own tax advisors.

Holders of shares that are not U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences and any applicable foreign tax consequences of the Offer and also should see Section 3 for a discussion of the applicable U.S. withholding and information reporting rules and the potential for obtaining a refund of all or a portion of any tax withheld.

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Exchange of Shares Pursuant to the Offer. An exchange of shares for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder that participates in the Offer will be treated, depending on such U.S. Holder’s particular circumstances, either as recognizing gain or loss from the disposition of the shares or as receiving a dividend distribution from us.

Under Section 302 of the Code, a U.S. Holder will recognize gain or loss on an exchange of shares for cash if the exchange (a) results in a “complete termination” of all such U.S. Holder’s equity interest in us, (b) results in a “substantially disproportionate” redemption with respect to such U.S. Holder, or (c) is “not essentially equivalent to a dividend” with respect to the U.S. Holder (the “Section 302 tests”). In applying the Section 302 tests, a U.S. Holder must take into account shares that such U.S. Holder constructively owns under certain attribution rules, pursuant to which the U.S. Holder will be treated as owning shares owned by certain family members (except that in the case of a “complete termination” a U.S. Holder may waive, under certain circumstances, attribution from family members) and related entities and shares that the U.S. Holder has the right to acquire by exercise of an option. An exchange of shares for cash will be a substantially disproportionate redemption with respect to a U.S. Holder if the percentage of the then-outstanding shares owned by such U.S. Holder in us immediately after the exchange is less than 80% of the percentage of the shares owned by such U.S. Holder in us immediately before the exchange. If an exchange of shares for cash fails to satisfy the “substantially disproportionate” test, the U.S. Holder nonetheless may satisfy the “not essentially equivalent to a dividend” test. An exchange of shares for cash will satisfy the “not essentially equivalent to a dividend” test if it results in a “meaningful reduction” of the U.S. Holder’s equity interest in us. An exchange of shares for cash that results in any reduction of the proportionate equity interest in us of a U.S. Holder with a relative equity interest in us that is minimal and that does not exercise any control over or participate in the management of our corporate affairs should be treated as “not essentially equivalent to a dividend.” U.S. Holders should consult their tax advisors regarding the application of the rules of Section 302 in their particular circumstances.

If a U.S. Holder is treated as recognizing gain or loss from the disposition of the shares for cash, such gain or loss will be equal to the difference between the amount of cash received and such U.S. Holder’s tax basis in the shares exchanged therefor. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period of the shares exceeds one year as of the date of the exchange. Long-term capital gains of non-corporate U.S. Holders are taxed at preferential rates. Capital losses are subject to limitations on their use.

If a U.S. Holder is not treated under the Section 302 tests as recognizing gain or loss on an exchange of shares for cash, the entire amount of cash received by such U.S. Holder pursuant to the exchange will be treated as a dividend to the extent of the portion of our current and accumulated earnings and profits allocable to such shares. Provided certain holding period requirements are satisfied, non-corporate holders generally will be subject to U.S. federal income tax on amounts treated as dividends at the same preferential rate applicable to long-term capital gains, without reduction for the tax basis of the shares exchanged. To the extent that cash received in exchange for shares is treated as a dividend to a corporate U.S. Holder, (a) it generally will be eligible for a dividends-received deduction (subject to certain requirements and limitations) and (b) it generally will be subject to the “extraordinary dividend” provisions of the Code. Corporate U.S. Holders should consult their tax advisors concerning the availability of the dividends-received deduction and the application of the “extraordinary dividend” provisions of the Code in their particular circumstances.

To the extent that amounts received pursuant to the Offer exceed a U.S. Holder’s allocable share of our current and accumulated earnings and profits, the distribution will first be treated as a non-taxable return of capital, causing a reduction in the tax basis of such U.S. Holder’s shares, and any amounts in excess of the U.S. Holder’s tax basis will constitute capital gain. Any remaining tax basis in the shares tendered will be transferred to any remaining shares held by such U.S. Holder.

We cannot predict whether or the extent to which the Offer will be oversubscribed. If the Offer is oversubscribed, proration of tenders pursuant to the Offer will cause us to accept fewer shares than are tendered. Therefore, a U.S. Holder can be given no assurance that a sufficient number of such U.S. Holder’s shares will be purchased pursuant to the Offer to ensure that such purchase will be treated as a sale or exchange, rather than as a dividend, for U.S. federal income tax purposes pursuant to the rules discussed above.

Any U.S. Holder that, immediately before the exchange of our shares for cash pursuant to the Offer, owned at least 5% (by vote or value) of our total outstanding shares must include a statement on or with such holder’s tax return for the taxable year of the exchange indicating the fair market value and basis of the shares transferred and the amount of cash received pursuant to the Offer.

See Section 3 with respect to the application of U.S. withholding, backup withholding and information reporting.

THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER’S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX IMPLICATIONS OF THE OFFER UNDER APPLICABLE FEDERAL, STATE OR LOCAL LAWS. FOREIGN SHAREHOLDERS SHOULD ALSO CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES UNIQUE TO HOLDERS WHO ARE NOT U.S. PERSONS.

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14.	Extension of the Tender Offer; Termination; Amendment

We expressly reserve the right, in our sole discretion, at any time prior to the Expiration Time and from time to time, and regardless of whether or not any of the events set forth in Section 6 shall have occurred or shall be deemed by us to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension. We also expressly reserve the right, in our sole discretion, if any of the conditions set forth in Section 6 has occurred or is deemed by us to have occurred, to terminate the Offer and reject for payment and not pay for any shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for shares by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of such termination or postponement. Our reservation of the right to delay payment for shares which we have accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and regardless of whether any of the events set forth in Section 6 shall have occurred or shall be deemed by us to have occurred, to amend the Offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of shares or by decreasing or increasing the number of shares being sought in the Offer. Amendments to the Offer may be made at any time and from time to time effected by public announcement, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., Eastern Time, on the next business day after the last previously scheduled or announced Expiration Time. Any public announcement made under the Offer will be disseminated promptly to shareholders in a manner reasonably designed to inform shareholders of such change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through Globe Newswire or another comparable service. In addition, we would file such press release as an exhibit to the Schedule TO.

If we materially change the terms of the Offer or the information concerning the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3) and 13e-4(f)(1) promulgated under the Exchange Act. These rules and certain related releases and interpretations of the Commission provide that the minimum period during which a tender offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information; however, in no event will the Offer remain open for fewer than five business days following such a material change in the terms of, or information concerning, the Offer. If (1)(a) we increase or decrease the price to be paid for shares beyond the range, (b) decrease the number of shares being sought in the Offer, or (c) increase the number of shares being sought in the Offer by more than 2% of our outstanding shares (or approximately 599,605 additional shares), and (2) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice of an increase or decrease is first published, sent or given to shareholders in the manner specified in this Section 14, the Offer will be extended until the expiration of such period of ten business days.

15.	Fees and Expenses

We have retained Georgeson Inc. to act as Information Agent and Computershare Trust Company, N.A. to act as Depositary in connection with the Offer. The Information Agent may contact holders of shares by mail, facsimile and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed by us for reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

We will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Information Agent as described above) for soliciting tenders of shares pursuant to the Offer. Shareholders holding shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs may apply if shareholders tender shares through the brokers or banks and not directly to the Depositary. We will, however, upon request, reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as our agent or the agent of the Information Agent or the Depositary for purposes of the Offer. We will pay or cause to be paid all stock transfer taxes, if any, on our purchase of shares, except as otherwise provided in Instruction 7 in the Letter of Transmittal.

16.	Miscellaneous

Pursuant to Rule 13e-4(c)(2) under the Exchange Act, we have filed with the Commission an Issuer Tender Offer Statement on Schedule TO, which contains additional information with respect to the Offer. The Schedule TO, including the exhibits and any amendments and supplements thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 9 with respect to information concerning us.

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This Offer to Purchase and accompanying Letter of Transmittal do not constitute an offer to purchase securities in any jurisdiction in which such offer is not permitted or would not be permitted. If we become aware of any jurisdiction where the making of the Offer or the acceptance of shares pursuant thereto is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law where practicable. If, after such good faith effort, we cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in such jurisdiction.

You should only rely on the information contained in this Offer to Purchase or to which we have referred to you. We have not authorized any person to make any recommendation on behalf of us as to whether you should tender or refrain from tendering your shares in the Offer. We have not authorized any person to give any information or to make any representation in connection with the Offer other than those contained in this Offer to the Purchase or in the related Letter of Transmittal. If given or made, any recommendation or any such information or representation must not be relied upon as having been authorized by us, the Depositary or the Information Agent.

June 9, 2015

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The Letter of Transmittal, certificates for shares and any other required documents should be sent or delivered by each shareholder of the Company or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

Computershare Trust Company, N.A.

By First Class Mail :	By Overnight Courier:

Computershare Trust Company, N.A.	Computershare Trust Company, N.A.
Attn: Corporate Actions	Attn: Corporate Actions
P.O. Box 43011	250 Royall St., Suite V
Providence, Rhode Island 02940-3011	Canton, Massachusetts 02021

Delivery of the letter of transmittal to an address other than as set forth above will not constitute a valid delivery to the Depositary.

Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone number and location listed below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

 480 Washington Boulevard, 26th Floor

Jersey City, NJ 07310

Banks, Brokers and Shareholders Call Toll-Free: (866) 431-2110

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